       As filed with the Securities and Exchange Commission on December 30, 2003
                                                           Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                     AMERICAN ORIENTAL BIOENGINEERING, INC.

             NEVADA                   2023                    84-0605867

           NO.12 JIANCE ROAD, NANGANG DISTRICT, HARBIN, CHINA, 150086
                                86-451-8666-6601

                         Internet Golf Association, Inc.
                                  (Former name)

           NO.12 JIANCE ROAD, NANGANG DISTRICT, HARBIN, CHINA, 150086
                                86-451-8666-6601
             -------------------------------------------------------
            (Name, address and telephone number of agent for service)
                                   -----------
                                   Copies to:
                              Howard H. Jiang, Esq.
                       Davies Ward Phillips & Vineberg LLP
                         625 Madison Avenue, 12th Floor
                               New York, NY 10022
                                   -----------

Approximate date of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                         CALCULATION OF REGISTRATION FEE
------------------------- -------------------- ----------------------- --------------------- --------------------
 Title of Securities to      Amount to be         Proposed Maximum       Proposed Maximum         Amount of
     be Registered            Registered         Offering Price Per     Aggregate Offering    Registration Fee
                                                       Share                  Price
------------------------- -------------------- ----------------------- --------------------- --------------------
     Common Shares           2,448,000(1)             $1.98(2)              $4,700,160             $432.41
------------------------- -------------------- ----------------------- --------------------- --------------------
        Warrants             1,500,000(3)               n/a                    n/a                   n/a
------------------------- -------------------- ----------------------- --------------------- --------------------
     Common Shares           1,500,000(4)             $1.98(5)              $2,970,000             $273.24
------------------------- -------------------- ----------------------- --------------------- --------------------
         Total               3,948,000                                      $8,382,960             $705.56
------------------------- -------------------- ----------------------- --------------------- --------------------

1) These shares of common stock are offered for resale by three selling shareholders: including up to an aggregate of 2,400,000 shares of common stock that are issuable to BH Capital Investments, LP and/or Excalibur Limited Partnership as put shares pursuant to an investment agreement. See "Investment Agreement" beginning on page 13. And, 48,000 shares of common stock issued to FirsTrust Group, Inc. in connection with the signing of the Investment Agreement.

2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the closing bid and asked prices for our common stock as reported on the Over-the-Counter Bulletin Board on September 16, 2003.

3) Includes: 225,000 warrants issued to BH Capital to purchase up to 225,000 shares of our common stock; 225,000 warrants issued to Excalibur to purchase up to 225,000 shares of our common stock; 1,026,000 warrants issued to FirsTrust Group Inc. to purchase up o 1,026,000 shares of our common stock, 3,000 warrants issued to Wyrick Robbins Yates & Ponton LLP to purchase 3,000 shares of our common stock; 10,000 warrants issued to Jian Zhang to purchase 10,000 shares of common stock; 5,000 warrants issued to DSF Capital to purchase 5,000 shares of our common stock; and 6,000 warrants issued to RADA Advisors, Inc. to purchase 6,000 shares of our common stock.

4) Includes: up to 225,000 shares of common stock issuable upon the exercise of warrants issued or committed be issued to BH Capital; up to 225,000 shares of common stock issuable upon the exercise of warrants issued or committed to be issued to Excalibur; up 1,026,000 shares of common stock issuable upon the exercise of warrants issued or committed to be issued to FirsTrust Group, Inc., 3,000 shares of common stock issuable upon the exercise of warrants issued to Wyrick Robbins Yates & Ponton LLP; 10,000 shares of common stock issuable upon the exercise of warrants issued to Jian Zhang; 5,000 shares of common stock issuable upon the exercise of warrants issued to DSF Capital; and 6,000 shares of common stock issuable upon the exercise of warrants issued to RADA Advisors, Inc..

5) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(g) under the Securities Act of 1933, as amended, based on the average of the closing bid and asked prices for our common stock as reported on the Over-the-Counter Bulletin Board on September 16, 2003.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                 Subject to Completion, dated December 30, 2003

                                   PROSPECTUS


                     AMERICAN ORIENTAL BIOENGINEERING, INC.

                 The Resale of 3,948,000 Shares of Common Stock

         This prospectus relates to the resale by the selling shareholders of up to 3,948,000 shares of our common stock. The selling shareholders may sell the stock from time to time in the over-the-counter market at the prevailing market price or in negotiated transactions. Of the shares of our common stock we are registering, BH Capital Investments, LP ("BH Capital") and/or Excalibur Limited Partnership ("Excalibur"), two of the selling shareholders, may acquire up to an aggregate of 2,850,000 shares under an equity line agreement with us. In consideration for services provided to us in connection with the equity line, we may be obligated to issue to FirsTrust Group, Inc. up to 1,074,000 shares of our common stock that we are registering. BH Capital, Excalibur and FirstTrust are underwriters with respect to the shares being registered on their respective behalves.

         Our common stock is quoted on the over-the counter electronic bulletin board under the symbol "AOBO.OB." On December 12, 2003, the average of the bid and asked prices of our common stock was $ 3.97 per share.

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD INVEST IN OUR COMMON STOCK ONLY IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                THE DATE OF THIS PROSPECTUS IS DECEMBER 30, 2003

The following table of contents has been designed to help you find important information contained in this prospectus. We have included subheadings to aid you in searching for particular information you might want to return to. We encourage you to read the entire prospectus.

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY............................................................3
     About our Company........................................................3
     About our Revenues.......................................................3
     About our Investment Agreement...........................................4
     Additional Shares We Are Registering.....................................5
THE OFFERING..................................................................5
RISK FACTORS..................................................................7
USE OF PROCEEDS..............................................................10
SELLING SHAREHOLDERS.........................................................11
     Investment Agreement....................................................14
     Additional Securities Being Registered..................................15
PLAN OF DISTRIBUTION.........................................................16
MANAGEMENT...................................................................17
     Directors and Executive Officers........................................17
     Executive Compensation..................................................19
     Employment Agreements...................................................19
BUSINESS.....................................................................19
     Our Products............................................................20
     Production Facilities and Equipment.....................................21
     Competition.............................................................21
     Government Regulation...................................................22
     Litigation..............................................................22
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS................................22
CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE...........................27
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............................28
MARKET INFORMATION...........................................................29
DIVIDEND POLICY..............................................................29
PRINCIPAL STOCKHOLDERS.......................................................29
DESCRIPTION OF SECURITIES....................................................30
     Common Stock............................................................30
     Preferred Stock.........................................................30
     Dividends...............................................................30
     Options and Warrants....................................................31
INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS............................31
TRANSFER AGENT...............................................................31
LEGAL MATTERS................................................................31
EXPERTS......................................................................32
ADDITIONAL INFORMATION.......................................................32

                               PROSPECTUS SUMMARY

         This summary highlights information that we believe is most important and that can be found in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors." This prospectus summary describes our company, our finances, our products and our investment agreement with BH Capital and Excalibur for a complete understanding of our business. Federal and state securities laws require that we include in this prospectus all the important information that you will need to make an investment decision.

ABOUT OUR COMPANY

         Our company, American Oriental Bioengineering, Inc. ("We", "us", "our", "AOBO" or "Company"), was founded as Champion Ventures, Inc. on November 30, 1970. On June 26, 2002, AOBO, through a share exchange, became the sole owner of Harbin Three Happiness Bioengineering Co., Ltd. ("Harbin Bioengineering"), a company organized under the laws of the People's Republic of China. Through Harbin Bioengineering, AOBO is engaged in the development and production of bioengineered products and traditional Chinese medicinal products that combine modern bio-technology and traditional Chinese medical technology. We have developed a series of biotech products marketed in China. Most of our products rely on soybean peptides. Soybean peptides consist of a combination of enzymes that are biologically functional. Soybean peptides are derived from soybeans through a biochemical engineering process involving cutting, decomposition, conversion and synthesis of soybean protein. Soybean peptides can be absorbed by the body. In addition to adsorbing soybean peptide directly in the form of various tablets or powders, soybean peptide can be an additive in various foods and beverages including milk, tea and coffee.

         Although we have been successful in developing our business and products, we face many challenges typically faced by a growing company, including capital restraint, competition, research and development risks, among many other risks.

ABOUT OUR REVENUES

         Our revenues for the year ended December 31, 2002 were $10,199,756, an increase of $2,359,414 from $ 7,840,342 for the year ended December 31, 2001. The cost of our revenues for the year ended December 31, 2002 were $3,908,072, an increase of $349,400 from $3,558,672 for the year ended December 31, 2001. The majority of increases in revenues and cost of revenues when comparing the year ended December 31, 2002 with the comparable 2001 period, related to increase of sales of our products.

         For the six month ended September 30, 2003 revenues increased by $7,130,921 or 93% as compared to the corresponding period of the prior year. This increase is attributed primarily to: 1) increased sales of existing products; 2)new product lines from newly acquired soybean protein peptide project.

ABOUT OUR PRODUCTS

We have a series of health products targeted to specific market niches. The most popular ones are as follow such as:

         o Compound Bio-Functional Beverage: derived from honey products, marine plants and natural herbs (which are all abundant in the Northeastern part of China) through advance bioengineer processing;

         o Cease-Enuresis Soft Gel composed of triterpeniod saponin and is specially formulated to help alleviate bed - wetting and urination disorder (especially at night or urinal incontinence);

         o Soybean Protein Peptide Tablet formulated to maintain or improve the protein needs of the elderly nutrient condition of the human body; and

         o Angel Of Life formulated to meet the elevated protein needs and those recovering from trauma and infection.

ABOUT OUR INVESTMENT AGREEMENT

         On July 17, 2003, we entered into an Investment Agreement (the "Investment Agreement") with BH Capital, an Ontario Limited Partnership, and Excalibur, an Ontario Limited Partnership, pursuant to which BH Capital and Excalibur are obligated, under certain terms and conditions described below, to invest up to an aggregate of $3,000,000 to purchase our common stock between July 17, 2003 and July 16, 2004. In this prospectus, we refer to BH Capital and Excalibur as the "Investors". The effectiveness of the registration statement of which this prospectus is a part is a condition to the Investors' obligation to purchase our common stock under the Investment Agreement. BH Capital and Excalibur are underwriters for purposes of this offering.

         According to the Investment Agreement, we have the right to issue and sell to the Investors up to $3,000,000 of our common stock at a per share price equal to 90% of the market price but in no case will the Investors have an obligation to purchase any of our shares unless, among other conditions, the closing bid price per share on the Over-the-Counter Bulletin Board (the "OTCBB") is higher than $1.00. The market price is the average of the five lowest closing bid prices of our common stock over the ten days immediately prior to any given issuance of our common stock pursuant to the Investment Agreement. We are not required to sell any shares at a price less than a designated minimum price that we have the right to establish in our sole discretion at the time we deliver a put notice.

         In no event shall either of the Investors be required to purchase any shares of our common stock, which, when added to the sum of the number of shares beneficially owned (as such term is defined under Section 13(d) and Rule 13d-3 of the 1934 Act) by such Investor would exceed 4.99% of the number of shares of our common stock outstanding.

         We also agreed to issue warrants to the Investors granting the Investors the right to purchase 450,000 shares of our common stock at the exercise price of $0.30 per share and additional 180,000 warrants with an exercise price equal to $2.50 per share with provisions for cashless exercise at the Investor's option.

         The Investment Agreement includes a registration rights agreement as an exhibit, pursuant to which, we are required to initially file with the Commission a registration statement which registers the number of shares and shares underlying warrants that are potentially issuable to the Investors under the Investment Agreement.

ADDITIONAL SHARES WE ARE REGISTERING

         Upon execution of the Investment Agreement, we were required to issue warrants to purchase 300,000 shares of our common stock to FirsTrust Group, Inc. or its designees. These warrants have the same terms, including registration rights, as the Investors' warrants.

         In addition, we have agreed to issue to FirsTrust five year warrants to purchase 250,000 shares of our common stock for every $1,000,000 that we draw down on the equity line. Such warrants will have an exercise price equal to 120% of the average of the closing bid price over the pricing period with provisions for cashless exercise at the Investor's option. The warrants shall be exercisable immediately upon issuance.


                                  THE OFFERING

-------------------------------------------------------------------------------
Common stock outstanding prior to this offering           32,425,827
-------------------------------------------------------------------------------
Common stock being offered for resale to the public        3,948,000(1)(2)(3)
-------------------------------------------------------------------------------
Common stock outstanding after this offering              36,373,827(1)(2)(3)
-------------------------------------------------------------------------------
Percentage of common stock outstanding                         10.85%
following this offering that shares being
offered for resale represent
-------------------------------------------------------------------------------
Total proceeds raised by offering

We may receive up to $3,000,000 Million from BH
Capital and Excalibur under the Investment Agreement.
If exercised, we also will receive up to approximately $2,277,000 in proceeds from the sale of shares to BH Capital, Excalibur and FirsTrust Group,
Inc. upon their exercise of warrants or options through a cash exercise.

-------------------------------------------------------------------------------
Use of proceeds

We plan to use the proceeds for working capital
($500,000), for expansion into Asian markets
(1,000,000) and to develop soybean protein peptide
products ($1,400,000)
-------------------------------------------------------------------------------

(1) These shares of common stock are offered for resale by five selling shareholders: including up to an aggregate of 2,400,000 shares of common stock that are issuable to BH Capital Investments, LP and/or Excalibur Limited Partnership as put shares pursuant to an Investment Agreement described below (the "Investment Agreement"); 48,000 shares of common stock to issued to FirsTrust Group, Inc. in connection with the signing of the Investment Agreement; up to 225,000 shares of common stock issuable upon the exercise of warrants issued or committed be issued to BH Capital; up to225,000 shares of common stock issuable upon the exercise of warrants issued or committed to be issued to Excalibur; up 1,026,000 shares of common stock issuable upon the exercise of warrants issued or committed to be issued to FirsTrust Group, Inc., 3,000 shares of common stock issuable upon the exercise of warrants issued to Wyrick Robbins Yates & Ponton LLP; 10,000 shares of common stock issuable upon the exercise of warrants issued to Jian Zhang; 5,000 shares of common stock issuable upon the exercise of warrants issued to DSF Capital; and 6,000 shares of common stock issuable upon the exercise of warrants issued to RADA Advisors, Inc.

(2) The Investment Agreement includes a registration rights agreement pursuant to which, we are undertaking to register on behalf of the Investors, 2,400,000 shares of our common stock to be issued in connection with the $3,000,000 equity line under the Investment Agreement. On the signing of the Investment Agreement, we also issued 225,000 warrants to each of BH Capital and Excalibur. We are registering 450,000 shares of our common stock issuable upon the exercise of these warrants.

         Upon execution of the Investment Agreement, we were required to issue warrants to purchase 300,000 shares of our common stock to FirsTrust Group, Inc. or its designees. These warrants have the same terms, including registration rights, as the Investors' warrants. The exercise price of the warrants is $0.30 per Share. The warrants have a cashless exercise provision, be exercisable immediately after the date of issuance, and expire 5 years after the date of issuance, unless otherwise extended. In addition, we have agreed to issue to FirsTrust five year warrants to purchase 250,000 shares of our common stock for every $1,000,000 that we draw down on the equity line. Such warrants will have an exercise price equal to 120% of the average of the closing bid price over the pricing period with provisions for cashless exercise at the Investor's option. The warrants shall be exercisable immediately upon issuance.

(3) Assumes that all of the shares being registered will be issued pursuant to the Investment Agreement.

                                  RISK FACTORS

         An investment in the common stock being offered for resale by the selling shareholders is very risky. You should carefully consider the risk factors described below, together with all other information in this prospectus before making an investment decision. Additional risks and uncertainties not presently not feasable to us may also impair our business operations. If any of the following risks actually occurs, our business, financial conditions or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE NEED TO MANAGE GROWTH IN OPERATIONS TO MAXIMIZE OUR POTENTIAL GROWTH AND ACHIEVE OUR EXPECTED REVENUES.

         In order to maximize potential growth in our market opportunities, we believe that we must expand our manufacturing and marketing operations. We have been experiencing over 50% growth in our revenues over the last year. We need increased amount of working capital. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures, and management information systems. We will also need to effectively train, motivate, and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

WE MAY HAVE DIFFICULTY DEFENDING OUR INTELLECTUAL PROPERTY FROM INFRINGEMENT.

         Since effective trademark, patent and trade secret protection may be unavailable in every country in which we do or plan to do business, protection of our intellectual property rights is uncertain and we may be unable to prevent others from developing similar products or using our marks. We regard our service marks, trademarks, trade secrets, patents and similar intellectual property as critical to our success. We rely on trademark, patent and trade secret law, as well as confidentiality and license agreements with our employees, customers, partners and others to protect our proprietary rights. We have received trademark and patent protection for our products in the People's Republic of China. We are also selling our intend to sell our products in Japan, with the United States and maybe other countries. However, effective trademark, service mark, patent and trade secret protection may not be available in every country in which we sell or will sell our products due our foreign currency constraint. Therefore, the steps we take to protect our proprietary rights may be inadequate and we cannot give you any assurance that our competitors will not independently develop formulations and processes that are substantially equivalent or superior to our own. We intend to take necessary actions in the regard upon the solution of our foreign currency constraints.

INTENSE COMPETITION FROM EXISTING AND NEW ENTITIES MAY ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY.

         We compete with companies, many of whom are developing or can be expected to develop products similar to ours. Our market is a large market with many competitors. One competitor Cheung Kong Life Science, a listed company in Hong Kong that produces similar immuno-boosting health drinks similar to what we have produced. Many of our competitors are more established than we are, have significantly greater financial, technical, marketing and other resources than we. Some of our competitors have greater name recognition and a larger customer base. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies. We intend to create greater brand awareness for our brand name so that we can successfully compete with these competitors. We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not harm our business.

THE PRODUCTS AND THE PROCESSES WE USE COULD EXPOSE US TO SUBSTANTIAL LIABILITY.

         Product liability could arise from claims by users of our products or of products manufactured by processes we developed, or from manufacturers or other selling our products, either directly or as a component of other products. We have not experienced any problems associated with claims by users of our products as of now. That is the reason why we do not have any insurance coverage for these risks at this time. Depending on our experience, we may decide to seek insurance coverage. When, and if, we acquire product liability insurance, we cannot give you any assurance that it will be adequate to protect us or that the insurance coverage will continue to be available on reasonable terms.

WE DEPEND ON OUR KEY MANAGEMENT PERSONNEL AND THE LOSS OF THEIR SERVICES COULD HARM OUR BUSINESS.

         We place substantial reliance upon the efforts and abilities of our executive officers, Tony Liu, our Chairman and Chief Executive Officer, and Lily Li, our Chief Financial Officer and Chief Operating Officer. We do not have employment constraints with them at this moment but intent to conclude contracts as soon as possible. The loss of the services of either of them could have a material adverse effect on our business, operations, revenues or prospects. We do not maintain and we do not intend to obtain key man like insurance on the lives of these individuals. None of our executive officers have received compensation from our company for the last two years due to their desire to put the Company's growth above their personal compensation issues in their capacity as founders of the business. However, discussions are being conducted to enter into employment constraints with them very shortly.

BECAUSE WE PLAN TO EXPAND THE SALE OF OUR PRODUCTS INTO INTERNATIONAL MARKETS, OUR REVENUES MAY BE REDUCED BY RISKS ASSOCIATED WITH CONDUCTING BUSINESS INTERNATIONALLY.

OUR BUSINESS MAY BE AFFECTED BY UNEXPECTED CHANGES IN REGULATORY REQUIREMENTS.

The regulatory environment involving our products are subject to changes either by new legislation or relevant governmental regulatory agencies. Such changes may either positively or negatively impact on the sale of our products. Such regulatory environment also covers any existing or potential trade barriers in the form of import tariff and taxes that may make it difficult for our products to be imported to certain countries, limiting our international expansion.

WE MAY HAVE DIFFICULTY IN ATTRACTING TALENT IN FOREIGN COUNTRIES.

As we plan to expand internationally, we leave to attract managerial staff in various countries. We may not be able to identify the derived personnel due to our lack of understanding of different cultures and lack of local contacts. This may impede our international expansion.

WE MAY SUFFER FROM POLITICAL AND ECONOMIC INSTABILITY IN COUNTRIES WE OPERATE.

We are currently operating mainly in china. We may go to other countries in political and economic instabilities in all the countries we operate and will operate which may negatively affect our sales, revenues and business operations.

WE MAY EXPERIENCE CURRENCY FLUCTUATION AND LONGER EXCHANGE RATE PAYMENT CYCLES.

The local currencies may fluctuate in value in relation to other currencies. Such fluctuations may affect the costs of our products sold on the value of our local currency profits. We are not conducting any meaningful operations other than in China at the moment, but we may expand to other countries which will increase currency risks exposure to our business.

THE SALE OF MATERIAL AMOUNTS OF OUR COMMON STOCK COULD REDUCE THE PRICE OF OUR COMMON STOCK AND ENCOURAGE SHORT SALES.

As we sell shares of our common stock to the Investors pursuant to our put rights and if, and to the extent that the Investors sell our common stock, our common stock price may decrease due to the additional shares in the market. As the price of our common stock decreases, and if we decide to exercise our right to put shares the Investors, we will be required to issue more shares of our common stock upon exercise of our put rights for any given dollar amount invested by the Investors, subject to a designated minimum put price specified by us. This may encourage short sales, which could place further depress the price of our common stock.

OUR COMMON STOCK IS SUBJECT TO PENNY STOCK REGULATION THAT MAY AFFECT THE LIQUIDITY FOR OUR COMMON STOCK.

Our common stock is subject to regulations of the Securities and Exchange Commission relating to the market for penny stocks. These regulations generally require that a disclosure schedule explaining the penny stock market and the risks associated therewith be delivered to purchasers of penny stocks and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. The regulations applicable to penny stocks may severely affect the market liquidity for our common stock and could limit your ability to sell your securities in the secondary market.

TRADING IN OUR COMMON STOCK ON THE OVER-THE-COUNTER BULLETIN BOARD MAY BE LIMITED THEREBY MAKING IT MORE DIFFICULT FOR INVESTORS TO RESELL THEIR SHARES OF OUR COMMON STOCK.

Our common stock is quoted on the Over-the-Counter Bulletin Board. The Over-the-Counter Bulletin Board is not an exchange and, because trading of securities on the Over-the-Counter Bulletin Board is often more sporadic than the trading of securities listed on an exchange or Nasdaq, you may have difficulty reselling any of the shares that you purchase from the selling shareholders.

EXISTING SHAREHOLDERS MAY EXPERIENCE SOME DILUTION IF WE COMPLETE DRAW DOWN THE $3,000,000 FACILITY AT CURRENT MARKET PRICE.

Given the floor price for our "Part" right at no less than $1.00 and the limit against the Investors becoming a 5% shareholder of AOBO, and in view of our market capitalization of approximately $70 million, the full draw-down may dilute up to 5% the ownership interest of existing shareholders.

OUR CURRENT EXECUTIVE OFFICERS AND DIRECTORS HAVE CONTROL OWNERSHIP STAKE IN AOBO AND MAY DETERMINE THE OUTCOME OF MATTERS REQUIRING SHAREHOLDERS APPROVAL.

Our current executive officers and directors in the aggregate own over 66% of our common stock and may prevail in matters requiring shareholder approval, including the election of directors.

THERE ARE RISKS INVOLVED IN ENFORCING A SERVICE OF PROCESS OR ENFORCING LIABILITIES AGAINST AOBO.

As our operation and our key directors and officers are based in China, there may be difficulty in enforcing service of process or enforcing liabilities against us. However, to mitigate this, AOBO has designated a service agent in the State of Nevada and AOBO intends to deal with its investors honestly and honorably. The service agent in Nevada is CT Corporation

                                 USE OF PROCEEDS

         We will not receive any proceeds from the resale of our common stock pursuant to this offering. We may, however, receive proceeds from the sale of our common stock to BH Capital and Excalibur pursuant to the Investment Agreement, and, if exercised, we will receive proceeds from the sale of shares to BH Capital and Excalibur and the other selling shareholders upon their exercise of warrants or options. If all shares of common stock we are offering to BH Capital and Excalibur are sold, and the warrants and options are exercised, we estimate that we will receive net proceeds of approximately $2,900,000. Net proceeds are determined after deducting all expenses of this offering (estimated to be $100,000).

         We intend to use the net proceeds from this offering, if any. as follows:

Working capital                                                       500,000
Expand to Asian markets                                             1,000,000
Develop soybean protein peptide products                            1,400,000
                                                                   ===========
Total                                                              $2,900,000


                              SELLING SHAREHOLDERS

         The following table sets forth certain information as of the date of this prospectus, with respect to BH Capital, Excalibur, FirstTrust and the other selling shareholders for whom we are registering shares for resale to the public. BH Capital and Excalibur propose selling up to all of their shares, in which case each would beneficially own no shares after the offering. Except as set forth below, none of the selling shareholders currently is an affiliate of ours, and none of them has had a material relationship with us during the past three years. None of the selling shareholders are or were affiliated with registered broker-dealers. An asterisk indicates if their common stock ownership is less than one percent.

----------------------- ---------------- --------------- ---------------- ----------------- -----------------
       Selling             Amount of       Amount of         Maximum         Amount of       Percentage of
    Securityholder        Securities       Securities       Amount of        Securities       Class Owned
                          Owned Prior        to be         Securities        After the         after the
                           to the          Offered         that can be      Offering(1)       Offering(1)
                          Offering                           Sold
----------------------- ---------------- --------------- ---------------- ----------------- -----------------
BH Capital                 225,000(2)       1,425,000        1,425,000                 0                 0
Investments, LP
----------------------- ---------------- --------------- ---------------- ----------------- -----------------
Excalibur Limited          225,000(2)       1,425,000        1,425,000                 0                 0
Partnership
----------------------- ---------------- --------------- ---------------- ----------------- -----------------
FirsTrust Group, Inc.      276,000(2)       1,074,000        1,074,000                 0                 0
----------------------- ---------------- --------------- ---------------- ----------------- -----------------
Wyrick Robbins Yates         3,000(2)           3,000            3,000                 0                 0
& Ponton LLP
----------------------- ---------------- --------------- ---------------- ----------------- -----------------
Jian Zhang                  10,000(2)          10,000           10,000                 0                 0
----------------------- ---------------- --------------- ---------------- ----------------- -----------------
DSF Capital                  5,000(2)           5,000            5,000                 0                 0
----------------------- ---------------- --------------- ---------------- ----------------- -----------------
RADA Advisors, Inc.          6,000(2)           6,000            6,000                 0                 0
----------------------- ---------------- --------------- ---------------- ----------------- -----------------
TOTAL                               0       3,948,000                                  0                 0
----------------------- ---------------- --------------- ---------------- ----------------- -----------------

(1) Assumes that the selling shareholders will resell all of the offered shares and the selling shareholders will hold no shares for their own accounts.

(2) Sums include shares of common stock issuable upon the exercise of warrants issued to the selling security holders upon the execution of the Investment Agreement.

         EXEMPTION AND REGISTRATION. We will issue shares of our common stock to the Investors pursuant to Section 4(2) of the Securities Act, Rule 506 of Regulation D and/or upon such other exemption from the registration requirements of the Securities Act of 1933 as may be available. The shares of our common stock we issue to the Investors will be registered for resale pursuant to the registration statement of which this prospectus forms a part. The Investors intend to resell the common stock we issue to them.

         PURCHASE PRICE. The per share purchase price under the Investment Agreement is equal to 90% of the market price. The market price is the average of the five lowest closing bid prices of our common stock over the ten days immediately prior to any given issuance of our common stock pursuant to the Investment Agreement. However, we are not required to sell any shares at price less than a designated minimum price that we have the right to establish in our sole discretion at the time we issue a put notice.

         PUT AMOUNT. Not more than once each 15 days that the OTCBB is open for trading, we may issue a put notice to the Investors demanding them to purchase our common stock. With each put notice, we may demand the Investors to purchase up to 125% of the weighted average daily dollar volume of our common stock for the 10 trading days prior to the closing date. The weighted average daily dollar volume is the closing bid price of our common stock multiplied by the volume of trading shares for a particular full trading day averaged over the 10-day period immediately prior to the closing date. However, in no event shall the put amount be less than $50,000. The closing date is 18 days after the date on which we issue a put notice to the Investors. Following the Investors receipt of a put notice, the Investors shall be required to purchase from us that number of shares equal to the lesser of (i) the aggregate dollar amount that we set forth in the put notice divided by the purchase price and (ii) 125% of daily average trading volume of the shares during the applicable pricing period.

         DETERMINATION OF THE NUMBER OF SHARES TO BE REGISTERED IN CONNECTION WITH THE INVESTMENT AGREEMENT. The Investment Agreement includes a registration rights agreement as an exhibit. Pursuant to the registration rights agreement, we are required to initially file with the Commission a registration statement which registers the number of shares and shares underlying warrants that are potentially issuable to the Investors under the Investment Agreement. For purposes of estimating the number of shares that may be issued under the Investment Agreement, the registration rights agreement requires that we assume that we will make puts for the full $3,000,000 at an assumed purchase price equal to 70% of the current market price of our common stock at the date such registration statement is filed. As of the date immediately before the day on which this registration statement is filed, our common stock is trading at $1.98. Therefore, we are undertaking to register on behalf of the Investors, 2,400,000 shares of our common stock to be issued in connection with the $3,000,000 equity line under the Investment Agreement. On the signing of the Investment Agreement, we also issued 225,000 warrants to each of BH Capital and Excalibur. We are registering 450,000 shares of our common stock issuable upon the exercise of these warrants.

         Upon execution of the Investment Agreement, we were required to issue warrants to purchase 300,000 shares of our common stock to FirsTrust Group, Inc. or its designees. These warrants have the same terms, including registration rights, as the Investors' warrants. The exercise price of the warrants is $0.30 per Share. The warrants have a cashless exercise provision, be exercisable immediately after the date of issuance, and expire 5 years after the date of issuance, unless otherwise extended us. The warrants are transferable, subject only to the securities laws, by the holders thereof.

         In addition, we have agreed to issue to FirsTrust five year warrants to purchase 250,000 shares of our common stock for every $1,000,000 that we draw down on the equity line. Such warrants will have an exercise price equal to 120% of the average of the closing bid price over the pricing period with provisions for cashless exercise at the Investor's option. The warrants shall be exercisable immediately upon issuance. As the registration rights agreements requires that we assume that we will draw down all $3,000,000 of the equity line established by the Investment Agreement, we are registering 750,000 shares of our common stock issuable upon the exercise of these warrants.

         LIMITATIONS AND CONDITIONS PRECEDENT TO OUR PUT RIGHTS. The Investors do not have to purchase our common shares if (i) the shares we plan to issue to them bear a restrictive legend, are subject to stop transfer instructions or are being held in escrow; (ii) the weighted average daily dollar volume during the 10-day prior to our delivery of a put notice is less than US$ 100,000; (iii) the average closing bid price for a share of our common stock is less than $1.00 per share; or (iv) we are in default under the Investment Agreements or any related agreements. In no event shall either of the Investors be required to purchase that number of shares of our common stock, which, when added to the sum of the number of shares beneficially owned (as such term is defined under Section 13(d) and Rule 13d-3 of the 1934 Act) by such Investor would exceed 4.99% (9.98% aggregate for both of the Investors) of the number of shares outstanding on the put notice date.

         The Investors are not required to purchase any shares of our common stock on a closing date unless each of the following conditions is met:

         o a registration statement has been declared effective and shall remain effective and available for the immediate resale of all the shares included in a put notice;

         o our common stock shall have been listed on the Over-the-Counter Bulletin Board or another market provided for in the Investment Agreement;

         o we have complied in all material respects with our obligations under the Investment Agreement and the related agreements;

         o no injunction, rule, regulation, order or ruling has been issued and remains in force, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of our common stock or other transactions contemplated by the Investment Agreement;

         o the issuance of our common stock will not violate the shareholder approval requirements of the market or exchange on which our common stock are traded;

         OVERALL LIMIT ON COMMON STOCK ISSUABLE PURSUANT TO THE INVESTMENT AGREEMENT.

         Out common stock is currently traded on the OTCBB. To the extent that our common stock is listed on OTCBB or another market, quotation system or exchange, such as the American Stock Exchange, Inc., the New York Stock Exchange, Inc., the Nasdaq National Market System, the Nasdaq SmallCap Market, that limits the number of shares of our common stock that may be issued without shareholder approval, then the number of shares issuable by us and purchasable by the Investors shall not exceed that number of the shares of common stock that may be issued without shareholder approval, subject to appropriate adjustment for stock splits, stock dividends, combinations or other similar recapitalization affecting the common stock.

         CAP ON PERCENTAGE OF SHARES OF COMMON STOCK BENEFICIALLY OWNED BY INVESTORS

         In no event shall the Investors be required to purchase, and we shall in no event sell to the Investor, that number of shares or our common stock, which when added to the sum of the number of shares beneficially owned (as such term is defined under Section 13(d) and Rule 13d-3 of the 1934 Act) by the Investor, would exceed 4.99% of the number of Shares outstanding on date we issue a put notice.

         EXAMPLE OF RANGE OF NUMBER OF SHARES THAT MAY BE ISSUED TO THE INVESTORS PURSUANT TO THE INVESTMENT AGREEMENT.

The use of the financing facility in the Investment Agreement will most likely put pressure on the price of our stock. The table below illustrates the number of shares that would be issued were we able to draw down the entire $3 million equity line based on various ranges of the market price of our stock, e.g., 25%, 50%, 75%, 100%, 125% and 150% of the market price of our stock as of September 16, 2003.

                                                       DILUTION

                                   25%           50%          75%          100%          125%         150%
                                current       current      current       current       current      current
                                 price         price        price         price         price        price
-------------------------------------------------------------------------------------------------------------
                               US$  0.50     US$  0.99    US$  1.49     US$  1.98     US$  2.48    US$  2.97
-------------------------------------------------------------------------------------------------------------
Max. Number of Shares
Issuable to the Investors      6,666,667     3,367,003    2,237,136     1,683,502     1,344,086    1,122,334
on a fully diluted basis
-------------------------------------------------------------------------------------------------------------
Percentage of Investors
Equity Interest after
Issuance on a Fully             19.92%        10.06%       76.69%         5.03%         4.02%        3.38%
Diluted Basis
-------------------------------------------------------------------------------------------------------------

         Currently, without shareholder approval, we cannot issue more shares to the Investors more than 19.99% of our common stock on a fully diluted basis under the Investment Agreement. We must receive shareholder approval to exceed this threshold. Currently, we have no intention to seek shareholder approval to exceed this threshold. The table below illustrates the number of shares that would be issued based on various ranges of the market price of our stock, e.g., 25%, 50%, 75%, 100%, 125% and 150% of the market price of our stock as of September 6, 2003. The table also indicates the limitations on the proceeds we can receive under the investment agreement at each share price.

1. The maximum number of shares that the Company may need to issue under the current market price will be:

         Current market price                  :    $ 3.80
         Purchase price at the Put             :    $ 3.43 (90% of market price)
         Total investment                      :    $ 3,000,000
         Number of shares issued               :    874,636
         Number of shares outstanding          :    32,425,827
         % of dilution under current market price : 2.7%

         There is no need for any shareholder's approval should the investment be totally converted under the current market price

         WARRANTS ISSUED IN CONNECTION WITH THE INVESTMENT AGREEMENT. On signing the investment term sheet associated with the Investment Agreement, we issued warrants to the Investors granting the Investors the right to purchase an aggregate of 450,000 shares of our common stock at the exercise price of $0.30 per share. The shares of our common stock issuable pursuant to these warrants are included in the registration statement of which this prospectus is a part.

         BH CAPITAL AND EXCALIBUR'S RIGHT OF INDEMNIFICATION. We have agreed to indemnify BH Capital and Excalibur (including its stockholders, officers, directors, employees, investors and agents) from all liability and losses resulting from any misrepresentations or breaches we make in connection with the Investment Agreement, our registration rights agreement, other related agreements, or the registration statement.

ADDITIONAL SECURITIES BEING REGISTERED

         We are registering 276,000 shares of common stock issuable upon the exercise of warrants that were issued to FirsTrust Group, Inc. upon the execution of the Investment Agreement; 3,000 shares of common stock issuable upon the exercise of warrants issued to Wyrick Robbins Yates & Ponton LLP upon the execution of the Investment Agreement; 10,000 shares of common stock issuable upon the exercise of warrants issued to Jian Zhang upon the execution of the Investment Agreement; 5,000 shares of common stock issuable upon the exercise of warrants issued to DSF Capital upon the execution of the Investment Agreement; 6,000 shares of common stock issuable upon the exercise of warrants issued to RADA Advisors, Inc. upon the execution of the Investment Agreement. The warrants shall have the same terms, including registration rights, as the Investors' warrants. The exercise price of the warrants shall be $0.30 per Share. The warrants shall have a cashless exercise provision, be exercisable immediately after the date of issuance, and shall expire 5 years after the date of issuance, unless otherwise extended by the Company. The warrants shall also be transferable, subject only to the securities laws, by the holders thereof.

                              PLAN OF DISTRIBUTION

         Each selling shareholder is free to offer and sell his or her shares of our common stock at such times, in such manner and at such prices as he or she may determine. The types of transactions in which the shares of our common stock are sold may include transactions in the over-the-counter market (including block transactions), negotiated transactions, the settlement of short sales of our common stock, or a combination of such methods of sale. The sales will be at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The selling shareholders do not have an underwriter or coordinating broker acting in connection with the proposed sale of our common stock. There is no over-allotment option and no shares will be sold by us.

         The selling shareholders may sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders. They may also receive compensation from the purchasers of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         Each of BH Capital and Excalibur is, with respect to share issuable pursuant to the Investment Agreement, and each remaining selling shareholder and any broker-dealer that assists in the sale of our common stock is considered to be, an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers and any profit on the resale of the shares of our common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions. The selling shareholders may agree to indemnify broker-dealers for transactions involving sales of our common stock against certain liabilities, including liabilities arising under the Securities Act.

         Because each of BH Capital and Excalibur is, and each remaining selling shareholder is considered to be, an underwriter within the meaning of Section 2(a)(11) of the Securities Act, the selling shareholders will be subject to prospectus delivery requirements.

         We have informed the selling shareholders that the anti-manipulation rules of the Commission, including Regulation M promulgated under the Securities Exchange Act, will apply to its sales in the market, and we have informed the other selling shareholders that these anti-manipulation rules may apply to their sales in the market. We have provided all of the selling shareholders with a copy of such rules and regulations.

         Regulation M may limit the timing of purchases and sales of any of the shares of our common stock by the selling shareholders and any other person distributing our common stock. The anti-manipulation rules under the Securities Exchange Act may apply to sales of shares of our common stock in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M of the Securities Exchange Act may restrict the ability of any person engaged in the distribution of shares of our common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

         Rules 101 and 102 of Regulation M under the Securities Exchange Act, among other things, generally prohibit certain participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

         The selling shareholders, other than BH Capital and Excalibur also may resell all, or a portion, of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule. BH Capital and Excalibur may not rely upon Rule 144 since BH Capital and Excalibur are underwriters within the meaning of Section 2(a)(11) of the Securities Act and the safe-harbor provided by Rule 144 is not available to underwriters of our common stock.

         BH Capital and Excalibur and the other selling stockholders will pay all commissions, transfer taxes and other expenses associated with their sales. The shares offered hereby are being registered pursuant to our contractual obligations, and we have agreed to pay the expenses of the preparation of this prospectus.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the names and ages of the Company's current Directors and executive officers, their principal offices and positions and the date each such person became a director or executive officer of the Company. The Company's executive officers are elected annually by the Board of Directors. The Company's directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer. The executive officers are all full time employees of AOBO.

The directors and executive officers of the Company are as follows:

           NAME          AGE           POSITION             DATE OF APPOINTMENT
---------------------- ------- -------------------------- ----------------------
Tony Liu                 49      Director and CEO           December 18, 2001
Jun Min                  43      Director                   May 8, 2002
Lily Li                  35      Director and COO           May 8, 2002
Binsheng Li              38      Director                   May 8, 2002

Here below are the brief descriptions of the backgrounds and experiences of the officers and directors:

TONY LIU - CHIEF EXECUTIVE OFFICER, DIRECTOR AND CHAIRMAN OF BOARD

         Tony Liu, age 49, is the Chairman and the chief executive officer of the Company. He was graduated from Wuhan Communication College and he has also completed the EMBA study in Qinghua University. He is the representative of the National People's Congress (The national legislative of China) of Harbin and was elected as the outstanding entrepreneur of the Three Northeast Provinces of China. He was appointed as the senior manager of Three-Happiness Bioengineering Company Limited in 1994. The research and development projects that he has personally taken in charge of have gained several outstanding awards including Third Class Prize of Harbin Scientific and Technological Advancement, Second Class Prize of HeiLongJiang Scientific and Technological Advancement and three scientific research achievements awards granted by HeiLongJiang Province.

JUN MIN - DIRECTOR AND VICE PRESIDENT

         Jun Min, age 43 and was university educated in China. He used to be the Chief Executive of the Prices Checking Department of HeiLongJiang Province Price Bureau. He is responsible for the Company's capital control and liquidity management. He has over 20 years of working experience in financial management and China securities market with extensive business networks over the securities companies, banks and investment consultation organizations in China.

LILY LI - CHIEF OPERATIONS OFFICE, DIRECTOR AND SECRETARY OF BOARD

         Lily Li, age 32 and university educated in China, has extensive experience in market planning and sales operations. Before joining the Company, she has responsible for the marketing and selling campaign of the frozen food brand, "RuiDa". The product has later become one of the best branding in the frozen food market in China.

MR. LI BINSHENG - DIRECTOR AND SENIOR CERTIFIED ACCOUNTANT

         Mr. Li, age 38, is also the chief accounting and finance officer of the Company, who is in charge of all financial management and accounting work of the

Company. He was graduated from Dalian University of Finance and Economics and majored in financial management. He has over 18 years of working experience in accounting and finance.

         Our articles of incorporation limit the liability of directors to the maximum extent permitted by Nevada law. This limitation of liability is subject to exceptions including intentional misconduct, obtaining an improper personal benefit and abdication or reckless disregard of director duties. The Company's articles of incorporation and bylaws provide that the Company may indemnify its directors, officer, employees and other agents to the fullest extent permitted by law. The Company's bylaws also permit the Company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification. The Company currently does not have such an insurance policy.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the Company's directors, officers and controlling 1934 persons pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

         Our executives named in this prospectus received no compensation from us for their services in the year of 2002 and 2003.

EMPLOYMENT AGREEMENTS

         We have just entered into an agreement with the top executive officers of AOBO to secure their commitment to continued service to AOBO. Such employment agreements are attached hereto as exhibits.

                                    BUSINESS

         Our Company was founded as Champion Ventures, Inc. on November 30, 1970. On June 26, 2002, our Company, through a share exchange, became the sole owner of Harbin Three Happiness Bioengineering Co., Ltd. ("Harbin Bioengineering"), a company organized under the laws of the People's Republic of China. Prior to the chare exchange we tried to develop an internet golf business without much success. Subsequently, we were looking for a merger opportunities to change our business. Through Harbin Bioengineering, our Company is engaged in the development and production of bioengineered products and traditional Chinese medicinal products that combine modern bio-technology and traditional Chinese medical technology. We have developed a series of biotech products marketed in China. Most of our products rely on soybean peptides. Soybean peptides consist of a combination of enzymes that are biologically functional. Soybean peptides are derived from soybeans through a biochemical engineering process involving cutting, decomposition, conversion and synthesis of soybean protein. Soybean peptides can be absorbed by the body. In addition to adsorbing soybean peptide directly in the form of various tablets or powders, soybean peptide can be an additive in various foods and beverages including milk, tea and coffee.

         Headquartered in the city of Harbin, in the Northeastern part of China, the Company owns: a piece of land with an area of 220,000 square feet; a bio-pharmaceuticals manufacturing facility; a bio food processing factory; a biotech research institute; and twelve sales and marketing branches and a working relationship with over 1,000 retail distributors around China.

OUR EMPLOYEES

         On December 31, 2002, the Company has a total of 430 employees, who are predominantly in Harbin with the rest in other cities hosting our selling offices as well as Hong Kong, of which over one-third have been professionally trained in the field of biotechnology and related research. We have employment contracts with much of them.

OUR RESEARCH AND DEVELOPMENT

         The Company has its own research center located in its Harbin headquarters. The Company has its own laboratory located within its premises manned by the Company's own professional research and development team. The Company also cooperates with other outside research institutes in China for joint research and developments. The following are some of the research institutes:

         o Medical Plants Research Institute under the Chinese Academy of Medical Sciences
         o        Heilongjiang Chinese Medical University
         o        Harbin University of Medical Sciences
         o        Ocean Research Institute of the Chinese Academy of Sciences
         o        Ecological Research Institute of the Chinese Academy of
                  Sciences

These joint research alliances provide the Company with access to over 60 professors and experts in the fields of traditional Chinese medicine, marine bioengineering, food engineering, and chemistry associated with the Company's research and development.

OUR PRODUCTS

         The Company has a series of health products targeted to specific niches of the market. The most popular ones are as follows:

         o COMPOUND BIO-FUNCTIONAL BEVERAGE: is derived from honey products, marine plants and natural herbs (which are all abundant in the Northeastern part of China) through advance bioengineer processing. The compound bio-functional beverage is rich in natural amino acids, and vitamins. It is a nutritional beverage and was the first one of its kind recognized as health product by the Ministry of Health of China in November 1996. The Company passed the inspection of the Environment Quality Management of Chinese Beverage Enterprises in December 1997.

         o CEASE-ENURESIS SOFT GEL composed of triterpeniod saponin, is specially formulated to alleviate urinal incontinence and bed-wetting.

         o SOYBEAN PROTEIN PEPTIDE TABLET contains more than 30% protein peptide per tablet piece. Protein in the form of peptides may be easily absorbed by the human body. Soybean protein peptide may effectively maintain or improve protein nutrient condition of the human body.

         o ANGEL OF LIFE: is a concentrate source of high-quality protein peptide which may enhance immunity. Composed of Soybean protein peptide, white granulated sugar and vegetable oil, it is appropriate for middle aged and elderly with elevated protein needs and those recovering from trauma and infection.

PRODUCTION FACILITIES AND EQUIPMENT

         We have fully-automated production lines producing bioengineered and health food products. We have a fully-mechanized, controlled soybean protein peptide production line which carries out automated production process including soybean decomposition, dehydration, sterilization, compilation and packaging. Our production facilities can easily retooled to accommodate the mass production of our products in liquid, powder, tables, and sachets as well as packaging our products in various containers.

DISTRIBUTION CHANNELS

         During the past six years, we have established a channel sales network throughout China. We own and operates 11 sales branches that cover most of the provinces of the country, with over 1,000 distributors, sales outlets, hospital and clinics to support these 11 sales branches to ensure complete product coverage in the following cities: Beijing, Urumchi, Jinan, Shanghai, Harbin, Shijiazhuang, Taiyuan, Nanjing, Changchun, Hangzhou, XianWuhaio, Dalian, Guangzhou, Zhengzhou, and Chengdu.

COMPETITION

         We compete with companies, many of whom are developing or can be expected to develop products similar to ours. One competitor Cheung Kong Life Science, a listed company in Hong Kong that produces similar immuno-boosting health drinks similar to what we have produced. Many of our competitors are more established than we are, have significantly greater financial, technical, marketing and other resources than we. Some of our competitors have greater name recognition and a larger customer base. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies.

INTELLECTUAL PROPERTY

         Our performance and ability to compete depends to a significant degree on our proprietary knowledge. We rely or intend to rely on a combination of patent and trade secret laws, non-disclosure agreements and other contractual provisions to establish, maintain and protect our proprietary rights. The table below shows a list of AOBO patents.

       Name of patent                                                   Patent no.        Owner of patent
       --------------                                                   ----------        ---------------
       Protein peptide extraction technique and equipment               00103391.3        Shujun Liu
       Protein peptide extraction technique and equipment               00103392.1        Shujun Liu
       Electromagnetic processing technology for protein peptide        982062850         Shujun Liu
       Natural ingredient health beverages manufacturing technique      95100425.5        Shujun Liu

GOVERNMENT REGULATION
         Our principal sales market in the People's Republic of China. We are not subject to any industry-specific regulation in the People's Republic of China.

LITIGATION

         We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of Company or any of its Subsidiaries, threatened against or affecting the Company, the Common Stock or any of the Company's Subsidiaries or any of the Company's or the Company's Subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

         You should read the following discussion of our financial condition and operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. This prospectus contains forward-looking statements within the meaning of the federal securities laws. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," "the Company believes," "management believes" and similar language. The forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions, including those set forth in the discussion under "Description of Business," including the "Risk Factors" described in that section, and "Management's Discussion and Analysis." The actual results may differ materially from results anticipated in these forward-looking statements. We base the forward-looking statements on information currently available to us, and we assume no obligation to update them.

         The following discussion should be read in conjunction with the information contained in the financial statements of the Company and the notes thereto appearing elsewhere herein and in conjunction with the Management's Discussion and Analysis set forth in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002 and Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         Our discussion and analysis of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to inventory and accounts receivable reserves, provisions for impairment losses of affiliated companies and other intangible assets, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

RECENT DEVELOPMENTS

         On January 10, 2002, the Company filed a Current Report on Form 8-K reporting the acquisition (the "Acquisition") by the Company of all of the equity interest of Harbin Three Happiness Bioengineering Co., Ltd. ("Harbin Bioengineering"), a People's Republic of China company. On June 26, 2002, the Acquisition became effective when the Company filed Articles of Exchange with the Secretary of State of Nevada. On July 1, 2002, the Company filed an Amendment No. 2 to the Company's Current Report on Form 8-K in order to report the effectiveness of the Acquisition.

         On October 15, 2002, the Company filed another Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934 the acquisition of soybean protein peptide biochemical engineering project ("Project") of which the transaction was closed in February, 2003.

         The Project covers derivatives and extractions of soybean protein peptides, substances derived from soybeans through a biochemical engineering process involving cutting, decomposition, conversion and synthesis of soybean protein that can be absorbed by the body. In addition to adsorbing soybean peptide directly in the form of various tablets or powders, soybean peptide can also be used as an additive in various foods and beverages including milk, tea and coffee. By acquiring the Project, the Company acquired ownership of the properties associated with the Project, the manufacturing plant, manufacturing equipment and environmental control equipment. The purchased Project was crucial to the Company's expansion and growth in the field of bioengineering. It was also important to the Company's over-all technological strategy. Acquiring the Project enabled the Company to develop new products and will increase the Company's revenue in the future.

RESULTS OF OPERATION - NINE MONTHS ENDED SEPTEMBER 30, 2003 AS COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2002

         For the nine month ended September 30, 2003 revenues increased by $7,130,921 or 93% from $7,671,287 as compared to the corresponding period of the prior year. This increase is attributed primarily to: 1) increased sales of existing products; 2) new product lines from newly acquired soybean protein peptide project.

         Cost of sales increased by $2,578,889 or 88% to $5,509,981 from $2,931,092 for the nine months ended September 30, 2003, as compared to the corresponding period of the prior year. This increase resulted from increased production volume costs associated with increase in sales of existing product lines and soybean protein peptide products.

         Selling expenses increased by $423,899 or 59% to $1,144,636 as compared to the corresponding period of the prior year. This increase is attributed primarily to increased selling and marketing efforts on existing line of products and soybean protein peptide products.

         Advertising expenses increased by $506,175 or 47% to $1,144,636 as compared to the corresponding period of the prior year. This increase is attributed to increase advertising efforts in order to support the increase in sales and marketing activities for existing product lines and soybean protein peptide products that enabled increase in revenue in nine months' period ended September 30, 2003 as compared to September 30, 2002.

         General and administrative expenses increased by $732,365 or 79% to $1,655,667 as compared to the corresponding period of the prior year. This increase is primarily the result of recognition of warrant expense related to the Investment Agreement dated July 18, 2003

         Depreciation and amortization increased by $78,921 or 25% as compared to the corresponding period to the prior year. This is the result of purchase of soybean protein peptide asset at the beginning of year 2003.

         Our net income increased by $2,818,231 to a net income of $3,702,923 from a net profit of $883,692 for the period ending September 30, 2002. The increase in net income is basically attributed to: 1) increase in product sales from existing product lines and soybean protein peptide products; 2) less than proportion increase in sales administration, advertising and general administration expenses as compared to increase in revenue as a result of improve in operation efficiency of the Company.; 3) reduction in merger cost and other related expenses.

LIQUIDITY AND CAPITAL RESOURCES

         We have funded capital requirements through cash flow from operations. As of September 30, 2003 we had a cash balance of $4,264,055 and a working surplus of $8,061,341. This compares with a cash balance of $2,816,723 and a working capital surplus of $3,451,150 for the end of the prior year.

RESULTS OF OPERATIONS - FISCAL YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2001

         The following table sets forth selected statement of operations data as a percentage of revenues for the periods indicated.

                                                      Year Ended                 Year Ended
                                                   December 31, 2002          December 31, 2001
                                                   -----------------          -----------------
Revenues                                                100.00%                    100.00%
Cost of Revenues                                         38.32%                     45.39%
Gross Margin                                             61.68%                     54.61%
Selling, general and administrative expense              40.74%                     31.39%
Merger cost                                               5.94%                      0.00%
Depreciation                                              3.95%                      4.90%
Interest                                                  0.84%                      1.17%
Income tax                                                3.13%                      2.79%

Net profit                                               11.05%                     16.79%

         The following is an explanation of our cash flow situation and certain terms used.

         The raw material for producing soybean products and medical products are originated from the agricultural products and crops cultivatred by farmers in Harbin. Farms typically do not sell on credit and all transactions are cash based. As a result, increase in production volume will not create a sufficient increase in account payable.

         Payment for goods is AOBO's advancement for goods from vendors. Purchase for material is the customers' advancement to AOBO for purchase of AOBO's products.

         The nature of AOBO's product is "one time production", i.e. we have to produce the product from raw material into finished product in one production process non-stop. As a result, there are no half-finished goods.

REVENUES, COST OF REVENUES AND GROSS MARGIN

         Revenues for the year ended December 31, 2002 were $10,199,756, an increase of $2,359,414 from $ 7,840,342 for the year ended December 31, 2001. Cost of revenues for the year ended December 31, 2002 were $3,908,072, an increase of $349,400 from $ 3,558,672 for the year ended December 31, 2001. The majority of increases in revenues and cost of revenues when comparing the year ended December 31, 2002 with the comparable 2001 period related to increase of sales of products of the Company. Cost of revenues, as a percentage of revenues, was 38% for the year ended December 31, 2002 compared with 45% for the year ended December 31, 2001. Gross margin for the year ended December 31, 2002 was $6,291,684, an increase of $ 2,010,014 from $ 4,281,670 for the year ended December 31, 2001.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, General and Administrative expenses totaled $ 4,155,198 for the year ended December 31, 2002, an increase of $ 1,694,451 from $ 2,460,747 for the year ended December 31, 2001. The majority of this increase was due to higher business activity levels in 2002 over 2001 that resulted in increased in general and administrative costs of $612,352 (from $642,181 for the year ended December 31, 2001 to $1,254,533 for the year ended December 31, 2002), increased selling costs of $451,364 (from $522,196 for the year ended December 31, 2001 to $973,560 for the year ended December 31, 2002) and an increase in advertising expenses of $ 630,735 (from $ 1,296,370 for the year ended December 31, 2001 to $ 1,927,105 for the year ended December 31, 2002).

         The following table provides a comparison on selling expenses and general administrative expenses for the 2nd quarter 2002 and full year 2002.

                                 Full year 2002      Interim 2002      Variance
                                 --------------      ------------      --------
Selling and admin. exp.              973,560            435,580         537,980
General and admin. exp.            1,254,533            424,722         829,811

         The increase in selling and administrative expenses is mainly due to increase in sales activities as a result of increased level of operating activities associated with increase in revenues in the scond half of the year compared to the first half of the year (revenues for the second half of 2002 amount to $5,426,842 or 14% more than the first half of the year) and expected growth in 2003. AOBO has expanded its sales team in the second half year of 2002 to cope with the projected revenue growth in 2003.

         The increase in general and administrative expenses is mainly due to the expansion in the operation and management team to prepare itself for the expansion in 2003.

MERGER RELATED COST

         The Company expensed merger related cost totaling $605,691 during 2002 associated with the merger of Harbin Bioengineering.

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization of property plant and equipment increased $18,770 in 2002 over 2001.

INCOME TAXES

         Income tax expense was $318,752 for the year ended December 31, 2002, as compared to $218,932 for the year ended December 31, 2001. The increase was due to increase in profit of Harbin Bioengineering which could not be offset against the losses of the Company.

LIQUIDITY AND CAPITAL RESOURCES

         We have funded capital requirements through cash flow from operations. As of March 31, 2003 we had a cash balance of $3,114,190 and a working surplus of $4,746,062. This compares with a cash balance of $2,816,723 and a working capital surplus of $3,451,150 for the end of the prior year.

         AOBO is currently funding its operations from its cash flow generated from operations. Basically AOBO can operate without any constraint in cash flow as long as it is profitable. Assuming that AOBO has no revenue starting from the second half of 2003, with the existing cash and cash equivalent:

          Cash and cash equivalent in second half of 2003           $9,233,366
          Current liabilities in second half of 2003                $3,485,108
          Net working capital in second half of 2003/11/9           $5,748,258
          Average quarterly cash expenses                             $738,739

         AOBO can last for eight quarters or 24 months.

         There has been no material commitment for capital expenditure for AOBO.

         In 2003 AOBO has successfully turned the soybean product peptide project acquired in 2002 into a very profitable business. AOBO has conducted market researches and launched limited marketing activities in several overseas markets including Hong Kong, Japan, Korea, United Kingdom and Hungary. AOBO's soybean protein peptide products seem to enjoy huge market potentials over those regions. As a result, AOBO aims to expand its current operations to these several overseas markets in 2004 and the current cash flow from operations plus the existing cash and cash equivalents cannot support the working capital needs for the expansion. As a result, investments are required from external investors to fund up the foreign currency working capital needs for the expansion.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         On April 8, 2002 the Directors of the Registrant authorized the engagement of Thomas Leger & Co, LLP as independent auditor to audit the Registrant's financial statements for the fiscal year ending December 31, 2001, to replace Larry O'Donnell, CPA, P.C. as the independent auditor engaged to audit the Registrant's financial statements as of December 31, 2000.

         On December 18, 2001, the Registrant and Harbin Three Happiness Bioengineering Co., Ltd., a company organized under the laws of the People's Republic of China, entered into an agreement whereby the Registrant will acquire 100% of the equity interest of Harbin Bioengineering. In connection with the agreement, all of the directors and officers of the Registrant prior to the agreement have resigned and new directors and officers were appointed. In light of the agreement and the international operations of the Registrant on a going-forward basis, the Registrant determined to engage new auditors and accountants.

         The audit report of Larry O'Donnell, CPA, P.C. on the Registrant's consolidated financial statements for the fiscal year ended December 31, 2000 contained an explanatory paragraph regarding the Registrant's ability to continue as a going concern. Except as stated above, the audit report of Larry O'Donnell, CPA, P.C. on the review of the Registrant's financial statements for the fiscal year ending December 31, 2000 and for the period from inception, February 4, 1999 to December 31, 2000, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. During the period from inception on February 4, 1999 until the engagement of Thomas Leger & Co, LLP, there were no disagreements with Larry O'Donnell, CPA, P.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused him to make reference in connection with his opinion to the subject matter of the disagreement.

         Larry O'Donnell, CPA, P.C. did not resign or decline to stand for reelection. Upon selection of Thomas Leger & Co, LLP, the Registrant determined not to engage Larry O'Donnell, CPA, P.C. with respect to the audit of the Registrant's consolidated financial statements for periods beginning with the fiscal year ending December 31, 2001.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         October 11,2002, an Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934 was filed to announce that the Company would acquire all of the ownership interest in a soybean protein peptide biochemical engineering project (the "Project") as described in the Purchase Agreement dated as of August 17, 2002 between Tony Liu and the Registrant for a consideration of 20,284,810 shares of Common Stock and 1,000,000 shares of Class A Preferred Stock to be issued by the Registrant ("Purchase Shares"). By acquiring the Project together with the related assets, the Registrant would acquire ownership of the building housing the Project's manufacturing plant, manufacturing equipment, and environmental control equipment the historical cost of which was approximately $3,205,000. In addition, the Registrant would receive the right to produce the products that resulted from the Project as well as ownership rights on a pending patent in China for the process of the extraction and production of soybean peptide. The acquisition price was based on the historical cost of the assets to be purchased with no historical cost attributed to the intellectual property obtained by us in the transaction. The value of the Common Stock to be issued was approximately $3,205,000, the historical value of the assets, which was equivalent to $0.158 per share of common stock, the average of the closing price for the five-day period immediately following the date of the Purchase Agreement, August 19, 2002 to August 23, 2002. In addition, the subsidiary of AOBO Harbin Three Happiness Bioengineering has provided a guarantee on a RMB12 million revolving bank loan to AOBO using its assets as collateral. In addition, the subsidiary of AOBO, Harbin Three Happiness Bioengineering had provided a guarantee on a RMB 12 million revolving bank loan for AOBO using its assets as collateral.

                               MARKET INFORMATION

         Our common stock is quoted on the Nasdaq Over-The-Counter Bulletin Board system under the symbol "AOBO.OB." Prices reported represent prices between dealers, do not include markups, markdowns or commissions and do not necessarily represent actual transactions. The market for our shares has been sporadic and at times very limited.

         The following table sets forth the high and low bid quotations for our common stock for the fiscal years ended December 31, 2002 and 2001.


        YEAR              PERIOD                   HIGH          LOW
        ----              ------                   ----          ---
        2002         First Quarter                 1.400        0.600
                     Second Quarter                0.770        0.350
                     Third Quarter                 0.450        0.110
                     Fourth quarter                0.510        0.260

        2001         First Quarter                 0.095        0.006
                     Second Quarter                0.135        0.006
                     Third Quarter                 1.500        0.006
                     Fourth quarter                2.300        0.020

         On September 16, 2003, the closing bid price of our common stock was $1.98.

                                 DIVIDEND POLICY

         As of October 17, 2003, there were 852 record shareholders for common stock of AOBO, while there is only one shareholder for the Class A Preferred Stock.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding beneficial ownership of common stock as of June 30, 2002 by each person known to the Company to own beneficially more than 5% of the Company's common stock, each of the Company's directors, each of the Company's named executive officers; and all executive officers and directors as a group.

      NAME                POSITION HELD             SHARES OWNED          %
------------------   -------------------------   -----------------   -----------
Tony Liu                Director and CEO              4,900,319         43.21%
Jun Min                 Director                      1,206,228         10.64%
Lily Li                 Director and COO              1,055,450         9.31%
Binsheng Li             Director                      376,946           3.32%

All directors and executive officers as a whole       7,538,943         66.48%

                            DESCRIPTION OF SECURITIES

         The following summary description of our capital stock is a summary and is qualified in its entirety by reference to our Articles of Incorporation, as amended to date and our Bylaws. All material terms of these referenced documents are disclosed in this document. Our authorized capital stock consists of 60,000,000 shares of common stock, $.01 par value per share, and 2,000,000 shares of preferred stock, $.01 par value per share.

Common Stock

         As of September 16, 2003, a total of 31,625,827 shares of our common stock were issued and outstanding. The holders of our common stock are entitled to one vote for each share held. The affirmative vote of a majority of votes cast at a meeting that commences with a lawful quorum is sufficient for approval of matters upon which shareholders may vote, including questions presented for approval or ratification at the annual meeting. Our common stock does not carry cumulative voting rights, and holders of more than 50% of our common stock have the power to elect all directors and, as a practical matter, to control our company. Holders of our common stock are not entitled to preemptive rights, and our common stock may only be redeemed at our election.

         After the satisfaction of requirements with respect to preferential dividends, if any, holders of our common stock are entitled to receive, pro rata, dividends when and as declared by our board of directors out of funds legally available therefore. Upon our liquidation, dissolution or winding-up, after distribution in full of the preferential amount, if any, to be distributed to holders of the preferred stock, holders of our common stock are entitled to share ratably in our assets legally available for distribution to our shareholders. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

         As of September 16, 2003, we have 1,000,000 shares of preferred stock issued and outstanding. They were issued to Tony Liu the current chairman and CEO of AOBO in conjunction of the acquisition of a peptide project. These Class A Preferred Stock provide Tony Liu with 25% of total voting right in AOBO and a liquidation preference. Our board of directors is authorized to issue up to 2,000,000 shares of preferred stock, without any further action by the stockholders. Our board of directors may also divide any and all shares of preferred stock into series and fix and determine the relative rights and preferences of the preferred stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidation and dissolution preferences, conversion or exchange rights and voting rights, if any. Issuance of preferred stock by our board of directors will result in such shares having dividend and/or liquidation preferences senior to the rights of the holders of our common stock and could dilute the voting rights of the holders of our common stock.

Dividends

         We have not paid any cash dividends to date, and we do not intend to declare any cash dividends on the common shares in the foreseeable future. Payment of dividends is solely at the discretion of our board of directors.

Options and Warrants

         We do not currently have in place a formal employee stock option plan. As of September 16, 2003, the following warrants to purchase our common stock were outstanding:

BH Capital Investments, LP            :         225,000        warrants
Excalibur Limited Partnership         :         225,000        warrants
FirsTrust Group, Inc.                 :         276,000        warrants
Wyrick Robbins Yates & Ponton LLP     :           3,000        warrants
Jian Zhang                            :          10,000        warrants
DSF Capital                           :           5,000        warrants
RADA Advisors, Inc.                   :           6,000        warrants


                INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS

         As permitted by applicable law, our Bylaws provide that we will indemnify our officers, directors, employees, consultants and agents. This includes indemnification against attorneys' fees and other expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them arising out of their association with or activities on behalf of our company. However, they will not be indemnified if they are adjudged to have acted with gross negligence, engaged in willful misconduct, knowingly violated the law, breached their duty of loyalty or received improper personal benefit. We may also bear the expenses of such litigation for any such persons upon their promise to repay such sums if it is ultimately determined that they are not entitled to indemnification. Such expenditures could be substantial and may not be recouped, even if we are so entitled. We have provided for indemnification for liabilities arising under the Securities Act of 1933 as they may be permitted to directors, officers or persons controlling us. The Commission has informed us that such indemnification is against public policy and may be unenforceable.

                                 TRANSFER AGENT

         Our transfer agent is ComputerShare Limited. The address is PO Box 1596, Denver, Colorado 80201-1596.

                                  LEGAL MATTERS

         The law firm of Beckley Singleton CHTD located at 530 Las Vegas Boulevard South Las Vegas, NV 89101-6516 has passed on the validity of the common stock offered by us.

                                     EXPERTS

         Our financial statements as of June 30, 2003 and for each of the years in the two year period ended December 31, 2002, have been included in this prospectus and in the registration statement of which this prospectus forms a part in reliance on the reports of Thomas Ledger & Co., L.L.P., independent accountants, given on authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

         We have filed with the Commission a registration statement on Form SB-2 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the rules and regulations of the Commission. For further information with respect to our company and this offering, we refer you to the registration statement and exhibits filed as part of it. You may inspect the registration statement, including the exhibits thereto, without charge at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York. You may obtain copies of all or any portion of the registration statement from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. You may also access such material electronically by means of the Commissions home page on the Internet at http://www.sec.gov. Descriptions contained in this prospectus as to the contents of an contract or other document filed as an exhibit to the registration statement are not necessarily complete and each such description is qualified by reference to such contract or document.

         We mail a copy of our audited Annual Report on Form 10-KSB along with a proxy statement to our shareholders prior to our annual meeting.

                         AMERICAN ORIENTAL BIOENGIEERING
                                    CONTENTS

================================================================================

                                    3,948,000

                                     Shares


                     AMERICAN ORIENTAL BIOENGINEERING, INC.




                                  Common Stock




                                 ---------------

                                   PROSPECTUS

                                 ---------------







                                December 30, 2003





================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. Indemnification Of Officers And Directors.

         Pursuant to our company's Bylaws, we may indemnify our directors and officers under certain circumstances against reasonable expenses (including court costs and attorneys' fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director, officer, employee, or agent of our company if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Thus, the indemnification provisions will protect officers and directors from liability only if the officer or director meets the applicable standard of conduct and we have the financial ability to honor the indemnity.

ITEM 25. Other Expenses Of Issuance And Distribution.

         Expenses payable in connection with the registration and distribution of the securities being registered hereunder, all of which will be borne by the Registrant, are as follows:

          Registration Fee - Securities and Exchange Commission         $800
          Printing and Engraving                                        $200
          Legal Fees and Expenses.                                   $40,000
          Accounting Fees                                            $10,000
          Blue Sky Fees and Expenses                                      $0
                                                                     --------
          Total                                                      $50,000*
*Estimated


ITEM 26. Recent Sales Of Unregistered Securities.

         An Information Statement pursuant to Schedule 14C was filed on December 21, 2001 and an Amended Information Statement as Amendment No. 1 to Schedule 14C was filed on April 15, 2002 to announce the Company's issuance of the following shares of common stock in consideration for transferring all of their equity interest in Harbin Bioengineering to the Company:

            Tony Liu                                        4,900,319
            Jun Min                                         1,206,228
            Lily Li                                         1,055,450
            Binsheng Li                                       376,946
            Hai Yu                                            100,000
            Yongxiang Chen                                    100,000

            Zhengjun Zhu                                      275,000
            Dijia Feng                                        180,000
            Xiaojin Wong                                      152,000
            Hungia Zhou                                        70,000
            Ying Wang                                          70,000
            Tongfa Fong                                        33,000
            Dongtai Yang                                       20,000

         Each of the above-listed individuals were issued their respective shares of the common stock of the Company pursuant Regulation S of the Securities Act, as amended.

         On June 2, 2002, the Company entered into consulting agreements for services as summarized below with Zhang Bing Xiao, Bai Cao and Koa Yu Min:

         On June 2, 2002, the Company issued 300,000 common shares to Zhang Bing Xiao. Mr. Xiao researched and reported on the market for the Company's products and those of the competitors. In light of the conclusions, he formulated the Company's sales strategies, promotional and sale campaigns. The common shares were issued to Mr. Xiao pursuant to Regulation S of the Securities Act, as amended, and were registered on Form S-8 filed with the Commission on July 15, 2002.

         On June 2, 2002, the Company issued 450,000 common shares to Bai Cao. Mr. Cao conducted research and development in the field bio-engineering technology, health supplement and food products. He performed research to the application of such results to commercial production. The common shares were issued to Mr. Xiao pursuant to Regulation S of the Securities Act, as amended, and were registered on Form S-8 filed with the Commission on July 15, 2002.

         The Company issued 450,000 common shares to Kou Yu Min. Mr. Min provided expertise on the production work flow for the manufacturing of cancer-treatment products that employs protein peptide. He developed solutions to problems that arose in connection with the manufacture of such products. The common shares were issued to Mr. Xiao pursuant to Regulation S of the Securities Act, as amended, and were registered on Form S-8 filed with the Commission on July 15, 2002.

         On December 18, 2001, the Company issued 100,000 common shares to Patricia Johnston in exchange for Mrs. Johnston agreeing to serve as a consultant to the Company for a three year term. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933.

         On December 18, 2001, the Company issued 39,000 shares of restricted common stock to Christopher Dieterich in exchange for legal services provided by Mr. Dieterich. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933.

         On December 18, 2001, the Company issued 439,000 shares of restricted common stock to Zenith Petroleum Corporation in conversion of $87,800 debt owed by the Company to Zenith. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933.

         On December 18, 2001, the Company issued 100,000 shares of restricted common stock to Triton Private Equities Fund in conversion of debt owed by the Company to Triton. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933.

         On December 18, 2001, the Company issued 160,000 shares of restricted common stock to Mid-Continental Securities Corp. for its services in arranging the Acquisition. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933.

         On January 3, 2000, the Company issued warrants to purchase 40,000 shares of the Company's common stock to outside consultants pursuant to various agreements. The warrants, which have exercise prices ranging from $1.83 to $2.00, vest immediately and were exercisable through January 1, 2002. On December 18, 2001, the Company and Harbin Bioengineering entered into an agreement whereby the Company will acquire 100% of the equity interest of Harbin Bioengineering. In connection with the acquisition, these warrants were cancelled.

         On March 1, 2000, the Company issued warrants to purchase 19,000 shares of the Company's common stock to outside consultants pursuant to a consulting agreement. The warrants, which have an exercise price of $2.00, vest immediately and were exercisable through March 1, 2002. On December 18, 2001, the Company and Harbin Bioengineering entered into an agreement whereby the Company will acquire 100% of the equity interest of Harbin Bioengineering. In connection with the acquisition, these warrants were cancelled.

         On February 24, 2000, the Company issued 2,000 restricted shares and warrants to purchase 200,000 shares of the Company's common stock to directors. The warrants, which have an exercise price of $1.00, vest immediately and were exercisable through February 24, 2002. On December 18, 2001, the Company and Harbin Bioengineering entered into an agreement whereby the Company will acquire 100% of the equity interest of Harbin Bioengineering. In connection with the acquisition, these warrants were cancelled.

         On August 14, 2000 the Company issued 332,200 shares of the Company's common stock at $1.00 to the Company's attorney for services rendered, and a independent consultant for services rendered or to be rendered. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933.

ITEM 27. Exhibits.

         The Exhibits to this Registration Statement are listed in the Exhibit Index commencing at page EX-1 hereof.

ITEM 28. Undertakings.

         The undersigned Registrant hereby undertakes the following:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in this Registration Statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration, or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment to this Registration Statement any of the securities being registered which remain unsold at the termination of this offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the General Corporation Law of Nevada, the Articles of Incorporation, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or person controlling the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or person controlling the Registrant in connection with any securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the date below.

Dated: December 30, 2003

                           AMERICAN ORIENTAL BIOENGINEERING, INC.

                           By:  /s/  TONY LIU
                           ------------------------------
                           Tony Liu
                           Chief Executive Officer

                                POWER OF ATTORNEY

         We, the undersigned directors and officers of American Oriental Bioengineering, Inc., do hereby constitute and appoint Tony Liu, acting individually, our true and lawful attorney and agent, to do any and all acts and things in our name and behalf in our capacities as directors and officers, and to execute any and all instruments for us an d in our names in the capacities indicated below, which said attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) hereof; and we do hereby ratify and confirm all that the said attorney and agent shall do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

           Signature                                    Title                                   Date
           ---------                                    -----                                   ----
Tony Liu                                Chairman and Chief Executive Officer              December 30, 2003
------------------------------------    (Principal Executive Officer) and Director        -----------------
Tony Liu


Lily Li                                 Chief Financial Officer                           December 30, 2003
------------------------------------    (Principal Financial and Accounting Officer)      -----------------
Lily Li

Jun Min                                 Director                                          December 30, 2003
------------------------------------                                                      -----------------
Jun Min

Binsheng Li                             Director                                          December 30, 2003
------------------------------------                                                      -----------------
Binsheng Li

                                      EX-1

                                  EXHIBIT INDEX

                     AMERCIAN ORIENTAL BIOENGINEERING, INC.

         The following exhibits are included as part of this Registration Statement.

Exhibit
  No.     Description
-------   -----------

3.1 Articles of Incorporation of American Oriental Bioengineering, Inc., as amended.

3.2      Bylaws of American Oriental Bioengineering, Inc.

5.1      Legal opinion of Beckley Singleton CHTD, attorneys at law.

10.1 Investment Agreement by and among American Oriental Bioengineering, Inc., BH Capital Investments, LP and Excalibur Limited Partnership dated as of July 17, 2003. (Registration Rights Agreement attached as exhibits.)

23.1     Consent of Thomas Leger & Co, LLP, Independent Certified Public
         Accountants.

23.2     Consent of Beckley Singleton CHTD (contained in Exhibit 5.1).

                              FINANCIAL STATEMENTS

                          INDEX TO FINANCIAL STATEMENTS



                                                                           Pages


AMERICAN ORIENTAL BIOENGINEERING, INC.

DECEMBER 31, 2002 AND 2001
--------------------------

Report of Independent Auditors                                               F-2

Consolidated Balance Sheets as of December 31, 2002 and December 31, 2001    F-3

Consolidated Statements of Operations for the years ended December 31,
  2002 and 2001                                                              F-4

Consolidated Statements of Changes in Shareholders' Equity
  for the years ended December 31, 2002 and 2001                             F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 2002 and 2001                                                 F-6

Notes to Financial Statements                                             F-7-16



SEPTEMBER 30, 2003 AND 2002
---------------------------

Consolidated Balance Sheet as of September 30, 2003                         F-17

Consolidated Statement of Operations for nine months ended
  September 30, 2003 and 2002                                               F-18

Consolidated Statement of Cash Flows for nine months ended
  September 30, 2003 and 2002                                               F-19

Notes to Financial Statements                                            F-20-22

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Stockholders of American Oriental Bioengineering, Inc.


We have audited the accompanying consolidated balance sheets of American Oriental Bioengineering, Inc. (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over-all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Oriental Bioengineering, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.



Thomas Leger & Co., L.L.P.
Houston, Texas
March 15, 2003

                                     AMERICAN ORIENTAL BIOENGINEERING, INC.
                                   (FORMERLY INTERNET GOLF ASSOCIATION, INC.)
                                           CONSOLIDATED BALANCE SHEETS
                                            (United States Dollars)

                                                     ASSETS

                                                                                            December 31,
                                                                                    ----------------------------
                                                                                        2002            2001
                                                                                    ------------    ------------
CURRENT ASSETS
  Cash and bank balances                                                            $ 2,816,723     $ 1,325,453
  Trade receivables, net of $-0- provision for 2002 and 2001                          1,472,694       1,089,572
   Inventory                                                                            495,749         603,520
   Prepayments for goods                                                                143,584         535,873
   Due from related parties                                                             288,793         108,908
   Advances to employees                                                                 95,788          30,058
   Deferred taxes                                                                        68,772         103,116
   Deferred merger costs                                                                 66,666          30,361
   Deferred consulting expenses                                                         415,625              --
                                                                                    ------------    ------------

TOTAL CURRENT ASSETS                                                                  5,864,394       3,826,861

FIXED ASSETS, net of depreciation                                                     4,260,718       4,043,301

OTHER ASSETS, net of amortization                                                       722,892         813,253
                                                                                    ------------    ------------

TOTAL ASSETS                                                                        $10,848,004     $ 8,683,415
                                                                                    ============    ============

                                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and accrued expenses                                            $   582,242     $   429,647
   Prepayments for materials                                                            153,830         278,982
   Bank loans                                                                         1,445,783       1,445,783
   Government grant                                                                          --         120,482
   Taxes payable                                                                         49,163          88,031
   Payable to related party                                                             182,226           7,133
                                                                                    ------------    ------------

TOTAL CURRENT LIABILITIES                                                             2,413,244       2,370,058
                                                                                    ------------    ------------

MEMBERS' EQUITY                                                                              --       6,313,357
                                                                                    ------------    ------------

SHAREHOLDERS' EQUITY
    Preferred stock, $0.001 par value; 2,000,000 shares authorized; no shares issued or outstanding at December 31, 2002
    Common stock, $.001 par value, 60,000,000 shares authorized: 11,341,017 and
         10,141,017 issued and
         outstanding at December 31, 2002 and 2001                                       11,341              --
    Additional paid-in capital                                                        4,597,263              --
    Retained Earnings                                                                 3,826,156              --
    Equity in the amount of $807,501 and $550,202
          is restricted at December 31, 2002 and 2001
                                                                                    ------------    ------------

TOTAL EQUITY                                                                          8,434,760       6,313,357
                                                                                    ------------    ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                          $10,848,004     $ 8,683,415
                                                                                    ============    ============

                   The accompanying notes are an integral part of these financial statements.

                                                      F-3

                     AMERICAN ORIENTAL BIOENGINEERING, INC.
                   (FORMERLY INTERNET GOLF ASSOCIATION, INC.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             (United States Dollars)


                                                        December 31,
                                              -------------------------------
                                                   2002              2001
                                              -------------     -------------

SALES                                         $ 10,199,756      $  7,840,342

COST OF SALES                                    3,908,072         3,558,672
                                              -------------     -------------

GROSS PROFIT                                     6,291,684         4,281,670

SELLING AND ADMINISTRATIVE EXPENSE                 973,560           522,196

ADVERTISING                                      1,927,105         1,296,370

GENERAL AND ADMINISTRATIVE EXPENSES              1,254,533           642,181

DEPRECIATION AND AMORTIZATION                      403,075           384,305
                                              -------------     -------------

INCOME FROM OPERATIONS                           1,733,411         1,436,618

MERGER COSTS                                      (605,691)               --

INTEREST                                           (85,506)          (91,705)

GRANT INCOME                                       120,482                --

OTHER INCOME                                       283,313           190,127
                                              -------------     -------------

INCOME BEFORE INCOME TAXES                       1,446,009         1,535,040

INCOME TAXES                                       318,752           218,932
                                              -------------     -------------

NET INCOME                                    $  1,127,257      $  1,316,108
                                              =============     =============



WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
  BASIC AND DILUTED                             10,640,743        10,141,017 (1)
BASIC NET INCOME PER SHARE
  BASIC AND DILUTED                           $       0.11      $       0.13
                                              =============     =============


(1) Number of shares outstanding the day of the merger for comparison only.

   The accompanying notes are an integral part of these financial statements.

                               AMERICAN ORIENTAL BIOENGINEERING, INC.
                             (FORMERLY INTERNET GOLF ASSOCIATION, INC.)
                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                      (United States Dollars)

                                               Common         Common        Paid-in        Retained
                                               Shares         Stock         Capital        Earnings
                                            -----------    -----------    -----------    -----------
Balance at December 31,2000                         --     $       --     $3,614,458     $1,382,791

Net income                                          --             --             --      1,316,108
                                            -----------    -----------    -----------    -----------

Balance at December 31, 2001                        --             --      3,614,458      2,698,899

Capitalization for merger June 26, 2002     10,141,017         10,141        384,005             --

Stock issued for services                    1,200,000          1,200        598,800

Net income                                          --             --             --      1,127,257
                                            -----------    -----------    -----------    -----------

Balance at December 31, 2002                11,341,017     $   11,341     $4,597,263     $3,826,156
                                            ===========    ===========    ===========    ===========

             The accompanying notes are an integral part of these financial statements.

                                                F-5

                                     AMERICAN ORIENTAL BIOENGINEERING, INC.
                                   (FORMERLY INTERNET GOLF ASSOCIATION, INC.)
                                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            (United States Dollars)

                                                                                      Year Ended December 31,
                                                                                   -----------------------------
                                                                                       2002             2001
                                                                                   ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                         $ 1,127,257      $ 1,316,108
Adjustments to reconcile net income to
 net cash provided by operating:
   Depreciation and amortization                                                       403,075          384,305
    Deferred taxes                                                                      34,344          (63,049)
(Increase)decrease in assets:
    Inventory                                                                          107,771          228,225
    Trade receivables                                                                 (383,122)        (742,702)
    Prepayments for goods                                                              392,289          105,937
    Deferred merger costs                                                              357,841          (30,361)
    Deferred consulting expenses                                                       184,375               --
Increase(decrease) in liabilities:
    Trade payables and accrued expenses                                                152,595           51,917
    Due to shareholders                                                                     --            7,133
    Income taxes payable                                                               (38,868)         (13,578)
    Government grant                                                                  (120,482)              --
    Prepayments for materials                                                         (125,152)         (82,218)
                                                                                   ------------     ------------

Net cash provided by operating activities                                            2,091,923        1,161,717
                                                                                   ------------     ------------


CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of fixed assets                                                          (530,131)        (160,208)
    Advances to related parties, net                                                  (245,615)         (18,450)
                                                                                   ------------     ------------
    Net cash used in investing activities                                             (775,746)        (178,658)
                                                                                   ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from related parties, net                                                 175,093         (128,054)
                                                                                   ------------     ------------
    Net cash provide by(used in) financing activities                                  175,093         (128,054)
                                                                                   ------------     ------------

NET INCREASE IN CASH AND BANK BALANCES                                               1,491,270          855,005
    Cash and bank balances, beginning of period                                      1,325,453          470,448
                                                                                   ------------     ------------

    Cash and bank balances, at end of period                                       $ 2,816,723      $ 1,325,453
                                                                                   ============     ============

SUPPLEMENTARY CASH FLOWS DISCLOSURES
     1. Interest paid                                                              $    85,506      $    91,705
                                                                                   ============     ============
     2. Taxes paid                                                                 $   323,275      $   227,536
                                                                                   ============     ============
     3.  Effective June 26, 2002 issued 8,690,943 common shares to the members of Hargin Bioengineering Limited pursuant to an exchange agreement.
         Internet Golf Association, Inc. had 1,450,074 shares outstanding as of
         June 26, 2002. (See Note 1). The following amounts represent the non-cash portion of the transaction:
                                              Deferred Merger Costs                $   386,800
                                              Other                                      7,346
                                                                                   ------------
                                                                                   $   394,146
                                                                                   ============
      4.  Issue 1,200,000 common shares August 2, 2002 valued at $600,000 for consulting services


                   The accompanying notes are an integral part of these financial statements.

                                                      F-6

                     AMERICAN ORIENTAL BIOENGINEERING, INC.
                   (FORMERLY INTERNET FOLF ASSOCIATION, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTES

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES

         Internet Golf Association, Inc. ("Internet Golf"), a Nevada corporation, was formed on February 4, 1999 and was inactive until the reorganization. Effective May 7, 1999 and pursuant to a plan of reorganization, Internet Golf completed a reorganization transaction with and into Champion Ventures, Inc. ("Champion"), a Nevada corporation. Under the terms of the agreement, all of Internet Golf's outstanding stock was exchanged for 2,550,000 shares of Champion common stock and Internet Golf became a wholly owned subsidiary of Champion. Internet Golf has treated the transaction as a reverse merger for accounting purposes, as the Internet Golf shareholders had control of the combined entity before and after the transaction. Therefore, Internet Golf has treated the transaction as the acquisition of Champion. Internet Golf changed its name to IGAT, Inc.; Champion changed its name to Internet Golf Association, Inc.

         In an agreement dated December 18, 2001, Internet Golf Association agreed to acquire Harbin Three Bioengineering Limited, a limited liability company formed in the People's Republic of China ("PRC"). Under terms of the agreement, the Company had reversed split the stock 100 to 1, reduced the authorized shares to 20,000,000 shares and changed its name to American Oriental Bioengineering, Inc. (the "Company"). The Company's year-end is December 31. The Company also acquired Bestkey International, Ltd., a British Virgin Island Corporation. The Company treated this transaction as a reverse merger for accounting purposes.

         The Company's wholly owned subsidiary, Harbin Three Happiness Bioengineering Limited was formed in the PRC in 1995.

         The consolidated financial statements include the accounts of the Company, Bestkey International, Ltd., and Harbin Three Happiness Bioengineering Limited.

         The principal activities of Harbin Three are research, manufacture and sale of prescription and non-prescription health care products.

2.       BASIS OF PRESENTATION

         The consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America. This basis of accounting differs from that used in the statutory financial statements in the PRC. No material adjustment was required.

         Certain amounts in prior years have been reclassified to conform to current year's classification.

                     AMERICAN ORIENTAL BIOENGINEERING, INC.
                   (FORMERLY INTERNET FOLF ASSOCIATION, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
--------------------------------------------------------------------------------

3.       SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

              Economic and political risks
              ----------------------------
              The Company faces a number of risks and challenges since its operations are in the PRC and its primary market is in the PRC.

              Cash and cash equivalents
              -------------------------
              The Group considers cash and cash equivalents to include cash on hand and demand deposits with banks.

              The Company maintains no bank accounts in the United States of America.

              Inventory
              ---------
              Inventories are stated at the lower of cost or market on the first-in, first-out basis, and includes finished goods, raw materials and packaging material . Finished goods include costs of raw materials, packaging, labor used in production, and warehousing.

              Deferred consulting expense
              ---------------------------
              Deferred consulting expense is comprised of stock issued to three individuals for services to research and report on the market for the company's products, provide expertise on the production work flow for the manufacturing of a company product and conduct research and development in the filed of bio-engineering technology, health supplement and food products. The deferred consulting expense is amortized to operations over the period the services are rendered.

              Property, plant and equipment
              -----------------------------
              Property, plant and equipment are carried at cost. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized.

              When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition.

              In accordance with Statement of Financial Accounting Standards
              (SFAS) No. 144, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of", the Group examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. The Company does not believe the adoption of SFAS 144 will have a material effect on the Company's financial statements.

                     AMERICAN ORIENTAL BIOENGINEERING, INC.
                   (FORMERLY INTERNET FOLF ASSOCIATION, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
--------------------------------------------------------------------------------

              Depreciation is calculated on a straight-line basis over the estimated useful life of the assets. The percentages applied are:

                  o      Leasehold land                            2% - 10%
                  o      Building                                  2%
                  o      Machines and equipment                   10%
                  o      Vehicles                                 20%
                  o      Office equipment and furnishings         20%
                  o      Other                                    20%

              Other assets
              ------------
              Other assets are comprised of intangible assets such as licensing fees, which are amortized over the estimated useful life, generally twelve years.

              Advertising costs
              -----------------
              Advertising costs are expensed as incurred or the first time advertising takes place. Point of sale materials are accounted for as inventory and charged to expense as utilized.

              Income taxes
              ------------
              Taxes are calculated in accordance with taxation principles currently effective in the PRC. Income taxes are determined under the liability method as required by Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes".

              Statutory capital
              -----------------
              The Republic of China requires the Company to reserve a portion of its equity in the event of liquidation of the Company. Equity in the amount of $807,501 and $550,202 is restricted at December 31, 2002 and 2001.

              Foreign currency translation
              ----------------------------
              The Company maintains its books and accounting records in Renminb ("RMB"), the PRC's currency. Translation of amounts from RMB in United States dollars ("US$") has been made at the single rate of exchange of US$1.00:RMB8.30. No representation is made that RMB amounts could have been or could be, converted into US$ at that rate.

              On January 1, 1994, the PRC government introduced a single rate of exchange as quoted daily by the People's Bank of China (the "Unified Exchange Rate").

              The quotation of the exchange rates does not imply free convertibility of RMB to other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to by and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the Bank of China or other institutions requires submitting a payment application form together with supplier's invoices, shipping documents and signed contracts.

                     AMERICAN ORIENTAL BIOENGINEERING, INC.
                   (FORMERLY INTERNET FOLF ASSOCIATION, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
--------------------------------------------------------------------------------

              Use of estimates
              ----------------
              The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results when ultimately realized could differ from those estimates.

              Revenue recognition
              -------------------
              Revenue is recognized when merchandise is shipped and title passes to the customer.

              Employees' benefits
              -------------------
              Mandatory contributions are made to the Government's health, retirement benefit and unemployment schemes at the statutory rates in force during the period, based on gross salary payments. The cost of these payments is charged to the statement of income in the same period as the related salary cost.

              Earnings per share
              ------------------
              The Company has adopted Statement of Financial Accounting Standards No. 128 (SFAS 128"), "Earnings Per Share". Under SFAS 128, basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares assumed to be outstanding during the period of computation. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

              Per share amounts and shares have been adjusted for the 100 to 1 reverse stock split on October 15, 2001.

              Stock-based compensation
              ------------------------
              Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No.123"), defines a fair-value-based method of accounting for stock-based employee compensation and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation at fair value. The Company has chosen to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees and related interpretations. Accordingly, compensation cost for stock options is measured for the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

                     AMERICAN ORIENTAL BIOENGINEERING, INC.
                   (FORMERLY INTERNET FOLF ASSOCIATION, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
--------------------------------------------------------------------------------

              Stock compensation expense for stock granted to non-employees has been determined in accordance with sfas no.123 And the emerging task force consensus in issue no. 96-18, "Accounting for equity instruments that are issued to other than employees for acquiring, or in conjunction with selling goods or services ("eitf96-18"), as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

              Recent pronouncements
              ---------------------
              In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in a Restructuring). SFAS 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as apposed to when the entity commits to an exit plan under EITF No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not believe that the adoption of SFAS 146 will have a material effect on the Company's financial position, results of operations, or cash flows.

              In June 2001, the FASB issued Statement No. 143 "Accounting for Asset Retirement Obligations". The statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for the Company in fiscal 2003. The Company does not expect the adoption of Statement No. 143 to have a material impact on the Company's future results of operations or financial position.

              In August 2001, the FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions of APB Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and infrequently Occurring Events and Transactions", for the disposal of a segment of a business. The statement is effective for the Company in fiscal 2003. The Company does not expect the adoption of Statement No. 144 to have a material impact on the Company's future results of operations or financial position.

                     AMERICAN ORIENTAL BIOENGINEERING, INC.
                   (FORMERLY INTERNET FOLF ASSOCIATION, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
--------------------------------------------------------------------------------

         In April, 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 eliminates the requirement to classify gains and losses from extinguishments of indebtedness as extraordinary, requires certain lease modifications to be treated the same as a sale-leaseback transaction, and makes other non-substantive technical corrections to existing pronouncements. SFAS 145 is effective for fiscal years beginning after May 15, 2002, with earlier adoption encouraged. The Company is required to adopt SFAS 145 effective January 2003. The Company does not believe that the adoption of SFAS 145 will have a material effect on the Company's financial position, results of operations, or cash flows.


4.       FIXED ASSETS(at cost)

                                                  2002           2001
                                              -----------    -----------
         Leasehold land                       $  971,205     $  971,205
         Buildings                            $2,142,038     $2,142,038
         Machinery and equipment               2,173,539      1,617,851
         Motor vehicles                          241,184        241,184
         Furniture and fixtures                  118,271        110,205
         Other                                    97,583        131,206
                                              -----------    -----------
                                               5,743,820      5,213,689
                                              -----------    -----------

         Less Accumulated depreciation:
         Leasehold land and buildings            289,636        221,659
         Plant and machinery                     896,110        729,259
         Motor vehicles                          168,104        128,446
         Furniture and fixtures                   76,875         55,651
         Other                                    52,377         35,373
                                              -----------    -----------
                                               1,483,102      1,170,388
                                              -----------    -----------

         Net book value                       $4,260,718     $4,043,301
                                              ===========    ===========


              All the Company's land and buildings are located in the PRC under a land use right for 10 to 50 years commencing in 1995.

                     AMERICAN ORIENTAL BIOENGINEERING, INC.
                   (FORMERLY INTERNET FOLF ASSOCIATION, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
--------------------------------------------------------------------------------

5.       OTHER (INTANGIBLE) ASSET

                                                  2002           2001
                                              -----------    -----------
         Cost - Licensing agreement           $1,084,337     $1,084,337
         Less : Accumulated amortization         361,445        271,084
                                              -----------    -----------
         Net book value                       $  722,892     $  813,253
                                              ===========    ===========

6.       INVENTORIES

                                                      December 31,
                                               -------------------------
                                                  2002            2001
                                               ---------       ---------
         Raw materials                         $299,427        $392,037
         Packaging materials                    112,967         177,538
         Other                                   18,019          13,170
         Finished goods                          65,336          20,776
                                               ---------       ---------
                                               $495,749        $603,521
                                               =========       =========

7.       AMOUNT DUE FROM RELATED PARTIES

         The amounts are unsecured, interest-free and repayable on demand.

8.       BANK LOANS

         The loans bearing interest at a rate of 6.435% per annum are due within one year and are guaranteed by a related company. The related company has agreed to continue to provide the guarantees until the loans are fully repaid.

9.       INCOME TAXES

         The Company's income (loss) before income taxes was comprised of the following for the years ended December 31, 2002 and 2001:

                                            2002                2001
                                        ------------        ------------
         United States                  $  (512,476)        $        --
         PRC                              1,958,485           1,535,040
                                        ------------        ------------
                                        $ 1,446,009         $ 1,535,040
                                        ============        ============

         Taxes are calculated on a separate entity basis because consolidation is not allowed for tax purposes. There currently is no tax benefit or burden recorded for the United States.

                     AMERICAN ORIENTAL BIOENGINEERING, INC.
                   (FORMERLY INTERNET FOLF ASSOCIATION, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
--------------------------------------------------------------------------------

         The provisions for income taxes for the years ended December 31 are summarized as follows:

         PRC:                                2002               2001
                                          ----------         ----------
         Current                          $ 318,752          $ 281,981
         Deferred                                --            (63,049)
                                          ----------         ----------
                                          $ 318,752          $ 218,932
                                          ==========         ==========

         The provision for income taxes differ from amounts computed at the statutory rate as follows:

                                               Year ended December 31,
                                              -------------------------
                                                 2002           2001
                                              ----------     ----------
         PRC income tax at statutory rate     $ 293,866      $ 230,256
         Reconciling items:
            Permanent differences                (9,458)       (11,324)
            Temporary differences                34,344         63,049
                                              ----------     ----------
                                              $ 318,752      $ 281,981
                                              ==========     ==========

         The Company's deferred tax assets and tax liabilities at December 31:

                                                         2002           2001
                                                     ----------     ----------

         Merger costs                                $  43,352      $      --
         Accounts receivable                            29,379             --
         Property, plant and equipment                   4,590         47,592
         Inventory                                       6,332         11,915
         Other                                           4,999         43,609
         Net operating loss                            174,000             --
         Valuation allownace                          (174,000)            --
                                                     ----------     ----------
                                                        88,652        103,116
         The Company's deferred tax liabilities:
         Accounts Receivable                            19,880             --
                                                     ----------     ----------
                                                     $  68,772      $ 103,116
                                                     ==========     ==========

         Taxes payable at December 31 are as follows:

                                                        2002           2001
                                                     ----------     ----------
         Corporation income tax                      $  49,163      $  88,031
                                                     ==========     ==========

                     AMERICAN ORIENTAL BIOENGINEERING, INC.
                   (FORMERLY INTERNET FOLF ASSOCIATION, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
--------------------------------------------------------------------------------

10.      PREFERRED STOCK

         The Company authorized 2,000,000 shares $.001 par value Class A Preferred Stock. The Class A Preferred Stock provides the holder(s) with aggregate voting rights constituting 25% of total voting rights in the company as well as a liquidation preference.

11.      RELATED PARTY TRANSACTIONS

         The Company is affiliated with other companies through common ownership. As discussed in Note 8, one affiliated company provides a guarantee on all bank debts. There are no transactions involving sales or purchases with these companies. The transactions making up the "due to" or "due from" amounts listed below are the result of either companies controlled by shareholders or various shareholders paying expenditures of the Company as a convenience to the Company or the Company paying expenditures on behalf of certain shareholders.

         Account Receivable Due from Xin Cheng Company and a Shareholder
         ---------------------------------------------------------------

         As of December 31, 2002, the Company accounts showed that $172,226 was due from Xin Cheng Company, a company owned by Shujun Liu, the Chairman, CEO and over 5% shareholder of the Company and was owed $116,567 from a shareholder.

         Xin Cheng Company paid the account receivable as of March 12, 2003.

         Account Payable Due to Harbin Three Happiness Group and a Shareholder
         ---------------------------------------------------------------------

         As of December 31, 2002, the Company accounts showed $175,093 was due to Harbin Three Happiness Group, a company owned by the majority shareholders of the Company and owed $7,133 to a shareholder.

         The Company fully paid Harbin Three Happiness Group as of February
         2003.

         All amounts aforementioned were unsecured and bear no interest.

                     AMERICAN ORIENTAL BIOENGINEERING, INC.
                   (FORMERLY INTERNET FOLF ASSOCIATION, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
--------------------------------------------------------------------------------

12.      CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

         The Company's operations are conducted in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC economy.

         The Company's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments legal environments and foreign currency exchange.

         The Company's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

13.      SUBSEQUENT EVENTS

         The Company issued 20,284,810 shares of common Stock and 1,000,000 shares of Class A Preferred stock February 22, 2003 valued at $3,205,000 for the purchase of 100% ownership in a peptide protein project. The acquisition was from Shun Liu the Chairman and chief executive officer of the Company. See Form 8-K filed March 28, 2003 proforma balance sheet.

                     AMERICAN ORIENTAL BIOENGINEERING, INC.
                   (FORMERLY INTERNET GOLF ASSOCIATION, INC.)
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

                                     ASSETS
                                                                   September 30,
                                                                       2003
                                                                   ------------
                                                                    Unaudited
                                                                   ------------
CURRENT ASSETS
            Cash and bank balances                                 $ 4,264,055
            Trade receivables, net of provisions                     2,715,485
            Inventory                                                3,407,284
            Prepayments for goods                                      322,646
            Due from related parties                                    22,832
            Advances to employees                                      147,188
            Deferred taxes                                              68,772
            Deferred merger costs                                       41,667
            Deferred consulting expenses                             1,900,625
                                                                   ------------

TOTAL CURRENT ASSETS                                                12,890,554

FIXED ASSETS, net of depreciation                                    7,158,034

OTHER ASSETS, net of amortization                                      678,309
                                                                   ------------

TOTAL ASSETS                                                       $20,726,897
                                                                   ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
            Accounts payable and accrued expenses                  $ 2,768,924
            Prepayments for materials                                  213,876
            Bank loans                                               1,445,783
            Taxes payable                                              393,497
            Payable to related party                                     7,133
                                                                   ------------

TOTAL CURRENT LIABILITIES                                            4,829,213
                                                                   ------------

SHAREHOLDERS' EQUITY
            Preferred stock
                $0.001 par value; 2,000,000 authorized;
                1,000,000 shares outstanding at September 30, 2003        1,000
            Common stock
               $.001 par value, 60,000,000 shares authorized
               31,625,827 and 11,341,017 issued and outstanding
               at September 30, 2003 and December 31, 2002              31,626
    Additional paid-in capital                                       8,335,978
    Retained Earnings                                                7,529,080
    Equity in the amount of $807,501
      is restricted at September 30, 2003 and December 31, 2002
                                                                   ------------

TOTAL EQUITY                                                        15,897,684
                                                                   ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $20,726,897
                                                                   ============

   The accompanying notes are an integral part of these financial statements.

                     AMERICAN ORIENTAL BIOENGINEERING, INC.
                   (FORMERLY INTERNET GOLF ASSOCIATION, INC.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                             (United States Dollars)
--------------------------------------------------------------------------------

                                                         NINE MONTHS ENDED
                                                           September 30,
                                                 -------------------------------
                                                      2003              2002
                                                 -------------------------------
                                                   Unaudited         Unaudited
                                                 -------------     -------------

SALES                                            $ 14,802,208      $  7,671,287

COST OF SALES                                       5,509,981         2,931,092
                                                 -------------     -------------

GROSS PROFIT                                        9,292,227         4,740,195

SELLING AND ADMINISTRATIVE EXPENSE                  1,144,636           720,737

ADVERTISING                                         1,593,682         1,087,507

GENERAL AND ADMINISTRATIVE EXPENSES                 1,655,667           923,302

DEPRECIATION AND AMORTIZATION                         396,290           317,369
                                                 -------------     -------------

INCOME FROM OPERATIONS                              4,501,952         1,691,280

MERGER COSTS                                          (24,999)         (589,824)

INTEREST                                              (50,261)          (69,960)

OTHER INCOME (EXPENSE)                                 79,473            87,441
                                                 -------------     -------------

INCOME BEFORE INCOME TAXES                          4,506,165         1,118,937

INCOME TAXES                                          803,242           235,245
                                                 -------------     -------------

NET INCOME                                       $  3,702,923      $    883,692
                                                 =============     =============

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
  BASIC                                            27,762,034        10,141,017
  DILUTED                                          28,777,621        10,141,017

NET INCOME (LOSS) PER SHARE
  BASIC                                          $       0.13      $       0.08
                                                 =============     =============
  DILUTED                                        $       0.13      $       0.08
                                                 =============     =============

   The accompanying notes are an intergral part of these financial statements.

                                   AMERICAN ORIENTAL BIOENGINEERING, INC.
                                 (FORMERLY INTERNET GOLF ASSOCIATION, INC.)
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 (UNAUDITED)
                                           (UNITED STATES DOLLARS)
------------------------------------------------------------------------------------------------------------
                                                                                       September 30,
                                                                               -----------------------------
                                                                                   2003              2002
                                                                               ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                     $ 3,702,923      $   883,692
Adjustments to reconcile net income to
 net cash provided by operations:
    Depreciation and amortization                                                  396,290          317,369
    Deferred merger costs                                                           24,999          312,514
    Stock issued for services                                                           --          600,000
    Deferred consulting expenses                                                   225,000         (452,211)
    Stock warrants issued                                                          555,000               --
(Increase) decrease in assets:
    Inventory                                                                   (2,911,535)         (90,323)
    Trade receivables                                                           (1,242,791)        (600,935)
    Prepayments for goods                                                         (179,062)        (559,308)
    Deferred taxes                                                                      --           63,049
    Other                                                                          (26,042)              --
Increase (decrease) in liabilities:
    Trade payables and accrued expenses                                            476,682          223,614
    Income taxes payable                                                           344,334          (12,000)
    Prepayments for materials                                                       60,046         (108,240)
                                                                               ------------     ------------

Net cash provided by operating activities                                        1,425,844          577,221
                                                                               ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of fixed assets                                                       (69,380)         (42,910)
    Advances to related parties, net                                               265,961           98,218
                                                                               ------------     ------------
    Net cash used in investing activities                                          196,581           55,308
                                                                               ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from related parties, net                                            (175,093)         167,961
                                                                               ------------     ------------
    Net cash (used), provided by financing activities                             (175,093)         167,961

NET INCREASE IN CASH AND BANK BALANCES                                           1,447,332          800,490
    Cash and bank balances, beginning of period                                  2,816,723        1,325,453
                                                                               ------------     ------------

    Cash and bank balances, at end of period                                   $ 4,264,055      $ 2,125,943
                                                                               ============     ============

SUPPLEMENTARY CASH FLOWS DISCLOSURES
    1.  Interest paid                                                          $    50,261      $    62,018
                                                                               ============     ============
    2.  Taxes paid                                                             $   344,334      $   247,213
                                                                               ============     ============

    3. The Company issued 20,284,810 shares of Common Stock and 1,000,000 shares of Class A Preferred Stock February 22, 2003 valued at approximately $3,205,000 for the purchase of 100% ownership in a peptide protein project

    4.  On June 26, 2002 the reverse merger with Harbin Three
        Happiness was finalized. The following amounts represent the non-cash portion of this transaction:
                                              Other                            $    83,333
                                              Merger costs                     $   312,514
                                              Accrued Expense                  $      (800)

    5. On August 2, 2002 the Company issued 1,200,000 shares common stock for consulting services.

    6. During the nine months ended September 30, 2003 the Company recorded deferred consulting expenses with an offset to accrued expenses of $1,710,000.

                 The accompanying notes are an integral part of these financial statements.

                                                    F-19

                      AMERICAN ORIENTAL BIOENGINEERING, INC
                   (FORMERLY INTERNET GOLF ASSOCIATION, INC.)
                        NOTES TO THE FINANCIAL STATEMENTS
                                    UNAUDITED
                               SEPTEMBER 30, 2003
--------------------------------------------------------------------------------

NOTE 1. - BASIS OF PRESENTATION

The unaudited consolidated financial statements of American Oriental Bioengineering, Inc. (formerly Internet Golf Association, Inc.) have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the requirements for reporting on Form 10QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. However, such information reflects all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim periods. Results shown for interim periods are not necessarily indicative of the results to be obtained for a full fiscal year. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Form 10-KSB for the year ended December 31, 2002 and Form 10Q-SB for the period ended March 31, 2003.

NOTE 2. - NATURE OF COMPANY

On December 18, 2001, the Company and Harbin Bioengineering entered into an agreement whereby the Company acquired 100% of the equity interest of Harbin Bioengineering. As a result, Harbin Bioengineering became a wholly owned subsidiary of the Company (the "Acquisition"). The Company exchanged 8,538,943 shares of its common stock for that number of shares of Harbin Bioengineering that constitutes 100% of the equity interest of Harbin Bioengineering. On December 18, 2001, the directors and executive officers of the Company resigned and Shujun Liu was appointed Chairman of the Board of Directors and President of the Company. On June 26, 2002, the Acquisition became effective when the Company filed Articles of Exchange with the Secretary of State of Nevada.

On October 15, 2002, the Company filed a Information Statement of Schedule 14C reporting the issuance of 20,284,810 shares of common stock and 1,000,000 shares of class A preferred stock in consideration for all of the ownership interest in a soybean protein peptide biochemical engineering project (the "Project") as described in the purchase agreement, dated as of August 17, 2002 by Shujun Liu and the Company ("Purchase Agreement"). The value of the common stock issued was approximately $3,205,000, which was equivalent to $0.158 per share of common stock, the average of the closing price for the five-day period immediately following the date of the Purchase Agreement, i.e, from August 19, 2002 to August 23, 2002. By acquiring the Project, among other assets, the Company had also acquired the ownership of the building housing of the Project's manufacturing plant, manufacturing equipment, and environmental control equipment the historical cost of which was approximately $3,205,000. In addition, the Company had also received the right to produce the products that resulted from the Project as well as ownership rights on a pending patent in PRC for the process of the extraction and production of soybean peptide. The shares were issued on February 22, 2003.

                      AMERICAN ORIENTAL BIOENGINEERING, INC
                   (FORMERLY INTERNET GOLF ASSOCIATION, INC.)
                        NOTES TO THE FINANCIAL STATEMENTS
                                    UNAUDITED
                               SEPTEMBER 30, 2003
--------------------------------------------------------------------------------

NOTE 3. - FOREIGN CURRENCY CONVERSION

The Company's financial information is presented in US dollars. People's Republic of China currency (Reminbi dollars) has been converted into US dollars at the exchange rate of 8.3 to 1.


NOTE 4. - INCOME TAXES

Income taxes are provided on Harbin Three Happiness Bioengineering Limited in accordance with taxation principles currently effective in the People's Republic of China as it relates to the Company.


NOTE 5. - INVESTMENT AGREEMENT

On July 18, 2003, the Company entered into an investment agreement (the Investment Agreement) with BH Capital Investment, LP and Excalibur Limited Partnership (the Investors). Under the terms of the Investment Agreement, the Investors agreed to invest up to $3.0 million to purchase the Company's common stock, $0.001 par value per share at a purchase price of 90% of the then-prevailing market price with attached registration rights. In conjunction with the Investment Agreement, the Company and the Investors executed two stock purchase warrant agreements, which provided non-returnable 450,000 five-year warrants with an exercise price of $0.30 per share and in accordance with the Investment Agreement, the Investors are entitled to receive from the Company a five-year warrant to purchase that number of shares of the Company's common stock of equal value to 15% of the value of the shares the Company puts to the Investors under the Investment Agreement and such warrants have an exercise price equal to 120% of the average of the closing bid price over the pricing period with provisions for cashless exercise at the Investor's option.

Upon execution of the Investment Agreement, the Company issued non-returnable warrants to purchase 300,000 shares of the Company's common stock to FirsTrust Group, Inc. (FirsTrust) or its designees for commitment and advisory fees. The warrants have an exercise price of $0.30 per share and a cashless exercise provision. In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) and the Emerging Issues Task Force Consensus in Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" (EITF 96-18), the Company has accounted for these warrants issued based on the fair value of the Company's stock at the commencement date of the Investment Agreement. The warrants are exercisable immediately and expire 5 years after issuance unless extended by the Company. The fair value of the warrants granted is $1.85 using the Black-Scholes pricing model. The following assumptions were included in this method: no expected dividend yield; volatility rate of 252%; risk free interest rate of 2.89% and expected life of five years. For the three months and nine months ended September 30, 2003, the Company expensed $555,000 associated with these warrants with an offset to paid-in-capital.

                      AMERICAN ORIENTAL BIOENGINEERING, INC
                   (FORMERLY INTERNET GOLF ASSOCIATION, INC.)
                        NOTES TO THE FINANCIAL STATEMENTS
                                    UNAUDITED
                               SEPTEMBER 30, 2003
--------------------------------------------------------------------------------

In addition, as disclosed in a September 18, 2003 Form SB-2 Filing with the Securities and Exchange Commission, the Company has agreed to issue to FirsTrust five year warrants to purchase 250,000 shares of the Company's common stock for every $1,000,000 the Company draws down on the equity line. The warrants have an exercise price of 120% of the average of the closing bid price over the pricing period with provisions exerciseable immediately upon issuance. The Company believes that all $3,000,000 of the equity line established by the Investment Agreement will be drawn down and therefore 750,000 shares will be issued. The Company has also agreed to pay a cash fee of 9% of the total investment and common stock of 2% of the total investment. The issuance of the above warrants and common stock and the payment of cash are all contingent upon the From SB-2 becoming effective. The Company does believe an amended Form SB-2 will become effective, however no expense has been incurred since there is uncertainty. The Company has valued the issuance of the warrant and common stock and cash payment based on the above assumptions and recorded deferred consulting fees and accrued expenses of $1,710,000. The warrants to be issued have been valued in accordance with SFAS 123 and EITF 96-18.


NOTE 6. - SUBSEQUENT EVENT

On October 1, 2003 the company entered into various consulting agreement with various individuals. The services to be rendered include research and development, sales and marketing, and various corporate services including implementation and monitoring of the Company's internal controls. As consideration for the services to be rendered, the company will issue a total of 800,000 shares of the Company's common stock. In accordance with SFAS 123 and FITF 96-18, the total value of the services is approximately $1,568,000 and will be expensed over the terms of the agreements.